SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 EMACHINES, INC.
                       (Name of Subject Company (Issuer))

                            EMPIRE ACQUISITION CORP.

                                EM HOLDINGS, INC.

                                  LAP SHUN HUI
                                   (Offerors)

                  COMMON STOCK, $0.0000125 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   29076P 10 2

                      (CUSIP Number of Class of Securities)

                                   -----------

                                    COPY TO:

         LAP SHUN HUI                             MURRAY MARKILES, ESQ.
       7373 HUNT AVENUE                 AKIN, GUMP, STRAUSS, HAUER & FELD L.L.P.
GARDEN GROVE, CALIFORNIA 92841                   2029 CENTURY PARK EAST
        (714) 890-8388                       LOS ANGELES, CALIFORNIA 90067
                                                     (310) 229-1000

          (Name, address, and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

                                   -----------

                            CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
     Transaction valuation                          Amount of filing fee
              N/A                                            N/A
-------------------------------------------------------------------------------

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

            Amount Previously Paid..............   Filing Party.............
            Form or Registration No.............   Date Filed...............

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        |X|    third-party tender offer subject to Rule 14d-1.

        |_|    issuer tender offer subject to Rule 13e-4.

        |X|    going-private transaction subject to Rule 13e-3.

        |X|    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2001                    Empire Acquisition Corp.


                                            BY:    /S/ LAP SHUN HUI
                                                   -----------------------------
                                                   Name:  Lap Shun Hui
                                                   Title: President


        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2001                   EM Holdings, Inc.


                                            BY:    /S/ LAP SHUN HUI
                                                   -----------------------------
                                                   Name:  Lap Shun Hui
                                                   Title: President


        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 20, 2001                  Lap Shun Hui

                                            /S/ LAP SHUN HUI
                                            ------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D


                                (AMENDMENT NO. 2)

                                 eMachines, Inc.
                                (Name of Issuer)

                  Common Stock, par value $0.0000125 per share
                         (Title of Class of Securities)



                                   29076P 10 2
                                 (CUSIP Number)


                                  Lap Shun Hui
                                c/o KDS USA, Inc.
                                7373 Hunt Avenue
                         Garden Grove, California 92841
                                 (714) 890-8388

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                              Murray Markiles, Esq.
                        Akin, Gump, Strauss, Hauer & Feld
                             2029 Century Park East
                                   Suite 2400
                              Los Angeles, CA 90067
                                 (310) 229-1000

                                November 19, 2001
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ].

               NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                              (Continued on following pages)

CUSIP No. 29076P102                    13D                   Page 2 of 14 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  LAP SHUN HUI
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

                                       OO
                            (SEE RESPONSE TO ITEM 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                      USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     1,600,000 (SEE RESPONSES TO ITEMS 4 AND 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                1,836,350 (SEE RESPONSES TO ITEMS 4 AND 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     1,600,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                1,836,350 (SEE RESPONSES TO ITEMS 4 AND 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,836,350
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      1.26% (SEE RESPONSES TO ITEMS 4 AND 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

                                       IN
________________________________________________________________________________


                               Page 2 of 14 Pages

CUSIP No. 29076P102                    13D                   Page 3 of 14 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            EMPIRE ACQUISITION CORP.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

                                       OO
                            (SEE RESPONSE TO ITEM 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                1,836,350 (SEE RESPONSES TO ITEMS 4 AND 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                1,836,350 (SEE RESPONSES TO ITEMS 4 AND 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,836,350
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      1.26% (SEE RESPONSES TO ITEMS 4 AND 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

                                       CO
________________________________________________________________________________


                               Page 3 of 14 Pages

CUSIP No. 29076P102                    13D                   Page 4 of 14 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                EM HOLDINGS, INC.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

                                       OO
                            (SEE RESPONSE TO ITEM 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                1,836,350 (SEE RESPONSES TO ITEMS 4 AND 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                1,836,350 (SEE RESPONSES TO ITEMS 4 AND 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,836,350
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      1.26% (SEE RESPONSES TO ITEMS 4 AND 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

                                       CO
________________________________________________________________________________


                               Page 4 of 14 Pages

CUSIP No. 29076P102                    13D                   Page 5 of 14 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                KDS USA, INC.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

                                       OO
                            (SEE RESPONSE TO ITEM 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     236,350

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                1,836,350 (SEE RESPONSES TO ITEMS 4 AND 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     236,350

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                1,836,350 (SEE RESPONSES TO ITEMS 4 AND 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                1,836,350
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      1.26% (SEE RESPONSES TO ITEMS 4 AND 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

                                       CO
________________________________________________________________________________


                               Page 5 of 14 Pages

CUSIP No. 29076P102                    13D                   Page 6 of 14 Pages
________________________________________________________________________________

ITEM 1. SECURITY AND THE ISSUER.

        (a) The name of the issuer is eMachines, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 14350 Myford Road, Suite 100, Irvine, California 92606.

        (b) The class of equity securities to which this statement relates is the common stock, par value $0.0000125 per share (the "Common Stock"), of the Issuer.

ITEM 2. IDENTITY AND BACKGROUND.

        (a)-(c)This statement on Schedule 13D is filed by Lap Shun Hui ("Hui"), Empire Acquisition Corp., a Delaware corporation ("Acquisition"), EM Holdings, Inc., a Delaware corporation ("Holdings") and KDS USA, Inc., a Delaware corporation ("KDS").

        Hui's business address is 7373 Hunt Avenue, Garden Grove, California 92841. Hui is Chief Executive Officer of KDS and a member of the board of directors of Issuer. Hui is also the sole shareholder of KDS. KDS sells computer displays and notebook computers to a number of major United States retailers. KDS' business address is 7373 Hunt Avenue, Garden Grove, California 92841.

        Acquisition and Holdings are newly formed corporations which have been capitalized by Hui with $5,000,000 in the aggregate and have no operating history. Hui is the sole shareholder of Holdings. Holdings is the sole shareholder of Acquisition. The principal address of each of Acquisition and Holdings is 7373 Hunt Avenue, Garden Grove, California 92841.

        Attached hereto as EXHIBIT 1 is a list of all executive officers and directors of KDS, Acquisition and Holdings, including the principal occupation or employment of each.

        (d)-(e) During the last five years, none of Hui, KDS, Acquisition or Holdings, nor to the best knowledge of KDS, Acquisition or Holdings, none of the directors or executive officers of KDS, Acquisition or Holdings have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    Hui is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Holdings' source of funding and funding requirements are described in
Item 4 below.


                               Page 6 of 14 Pages

ITEM 4. PURPOSE OF THE TRANSACTION.

        On October 30, 2001, Holdings delivered to the Issuer an offer letter (the "Offer Letter"), a copy of which is attached as EXHIBIT 2 hereof and incorporated by reference. In the Offer Letter Holdings offered to purchase all of the outstanding shares of the Common Stock of Issuer at a price per share of $.78 net to the sellers in cash (subject to applicable withholding taxes), without interest. The Offer Letter contemplated that Holdings and Acquisition would negotiate and enter into a merger agreement with the Issuer (the "Proposed Merger Agreement") pursuant to which Holdings would agree to commence an offer (the "Offer") for all of the shares of the Issuer. In accordance with the terms of the Offer Letter, Acquisition would be merged with and into the Issuer, with Issuer continuing as the surviving corporation as a wholly-owned subsidiary of Holdings.

        Subsequent to Holdings' delivery of the Offer Letter, Holdings presented the Issuer with revised offers reflecting Holdings' continued interest in acquiring the Issuer. The revised offers increased the offer price for Issuer's Common Stock from $0.78 to $1.06 per share net to the sellers in cash (subject to applicable withholding taxes), without interest. Holdings' offer, as revised, expired at 5:00 am PST Monday, November 19, 2001.

        On November 19, 2001, Holdings, Acquisition and Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), a copy of which is attached hereto as EXHIBIT 4, pursuant to which Acquisition agreed it will commence the Offer for any and all of the Common Stock of Issuer at a per share price of $1.06, or any greater amount paid per share pursuant to the Offer, net to the seller in cash, without interest, less any required withholding taxes, in accordance with the terms and subject to the conditions provided in the Merger Agreement (the "Offer Consideration").

        Acquisition shall only be required to accept payment for or, subject to applicable law, pay for, and may only postpone the acceptance for payment of and payment for, any Common Stock of the Issuer and may terminate or amend the Offer if, as of the expiration of the Offer, among other things: (i) at least 90% of the shares of Issuer Common Stock outstanding are either validly tendered and not withdrawn prior to the expiration of the Offer or separately purchasable by Acquisition and its affiliates pursuant to the Stock Purchase Agreement with idealab! Holdings, LLC (as described in item 5 below); (ii) Holdings and Acquisition have not received the proceeds of its financing pursuant to the Commitment Letter (as described below) (or the proceeds of another source providing sufficient financing to fund all financial obligations arising in connection with the transactions contemplated in the Merger Agreement); (iii) any other necessary regulatory or third party consent has been obtained and (iv) the Issuer's board of directors has received a solvency opinion.

        In order to increase the likelihood that the transactions contemplated by the Merger Agreement will be consummated, concurrently with the execution of the Merger Agreement, Holdings, Acquisition and Issuer entered into that certain Buyer Option Agreement, dated as of November 19, 2001 (the "Buyer Option Agreement"), a copy of which is attached hereto as EXHIBIT 5 and incorporated herein. Pursuant to the Buyer Option Agreement, Issuer granted to


                               Page 7 of 14 Pages

Acquisition an option to acquire from Issuer, in certain circumstances, a sufficient number of shares of Common Stock of Issuer such that, when taken together with all other outstanding shares of Common Stock of Issuer purchasable by Acquisition or its affiliates at or prior to the date on which the shares of Common Stock of Issuer are accepted and purchased in the Offer, Holdings will be able to acquire 90% of the outstanding Common Stock of Issuer and consummate a merger in accordance with Section 253 of the Delaware General Corporation Law (the "DGCL").

        As soon as practicable after the purchase of the shares of Common Stock of Issuer pursuant to the Offer and the satisfaction of other conditions set forth in the Merger Agreement, and in accordance with the relevant provisions of the DGCL, Acquisition will be merged with and into Issuer (the "Merger") with Issuer being the surviving corporation. Following consummation of the Merger, Issuer will become a wholly-owned subsidiary of Holdings.

        At the effective time of the Merger, each remaining outstanding share of Common Stock of Issuer (other than (i) shares held in the treasury of Issuer or owned by Holdings or its affiliates (which shall be cancelled), and (ii) shares of Common Stock of Issuer held by stockholders of Issuer who have demanded and perfected appraisal rights, if any, under the DGCL) will be converted into the right to receive the Offer Consideration. At the effective time of the Merger, each outstanding and unexercised option to purchase Common Stock of Issuer, whether vested or unvested, shall be terminated and converted into an obligation of the Issuer to pay in cash to each holder the excess, if any, of the Offer Consideration over the exercise price of such options. All warrants and other convertible securities to purchase Common Stock of the Issuer will be cancelled.

        Hui, Acquisition, Holdings and KDS estimate that the total amount of funds required to purchase all of the outstanding shares of Common Stock of Issuer will be approximately $161,000,000, plus customary fees and expenses incurred in connection with the Offer and the Merger. In order to finance the transactions contemplated in the Merger Agreement, Holdings and Acquisition have entered into that certain Loan Facility Commitment Letter, dated as of November 19, 2001, with UBS AG, Stamford Branch and UBS Warburg LLC, a copy of which is attached hereto as EXHIBIT 6, and incorporated herein (the "Commitment Letter"). In addition, pursuant to the terms of that certain Equity Facility Commitment Letter, dated as of November 19, 2001 (the "Equity Letter"), a copy of which is attached hereto as EXHIBIT 7 and incorporated herein, Hui has agreed to make an equity contribution to Holdings in the amount of $21,100,000 (including $5,000,000 previously contributed by Hui) in order to induce Holdings to commence and close the Offer.

        The foregoing summaries of the Merger Agreement, the Buyer Option Agreement, Commitment Letter and the Equity Letter and the summary of the Stock Purchase Agreement described in Item 5, do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as EXHIBIT 4, EXHIBIT 5, EXHIBIT 6, EXHIBIT 7 and EXHIBIT 3, respectively.


                               Page 8 of 14 Pages

        (h) and (i) The shares of Common Stock of Issuer are currently traded on the Over the Counter Bulletin Board. Following the consummation of the Merger, the shares of Common Stock of Issuer will no longer be listed on the Over the Counter Bulletin Board and the registration of the shares of Common Stock of Issuer under the Securities Exchange Act of 1934, as amended, will be terminated. Accordingly, after the Merger there will be no publicly-traded equity securities of the Issuer outstanding and the Issuer may no longer be required to file periodic reports with the Securities and Exchange Commission.

        Except as described herein, none of Hui, Acquisition, Holdings or KDS has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive of Item 4 of
Schedule 13D.

        This statement is neither an offer to purchase nor a solicitation of an offer to sell shares of the Issuer. The Offer has not yet commenced. Once the Offer commences, Holdings will file a tender offer statement with the Securities and Exchange Commission. Holders of securities should read each of the tender offer statement on Schedule TO (including a "going-private" Transaction Statement on Schedule 13E-3) filed by Holdings and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Issuer when they become available, as each will contain important information about the Offer. Investors can obtain such tender offer statement on Schedule TO and such Solicitation/Recommendation Statement on Schedule 14D-9, and other documents to be filed by EM Holdings and eMachines, for free from the U.S. Securities and Exchange Commission's website at HTTP://WWW.SEC.GOV. Also if you write or call Holdings, Holdings will send you these documents for free when the documents are available.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a)-(c) Hui, KDS, Holdings and Acquisition collectively as a group beneficially own 1,836,350 shares of Common Stock of the Issuer which constitutes approximately 1.26% of the issued and outstanding shares of Common Stock as of October 30, 2001. Hui owns 1,600,000 shares of Common Stock of the Issuer. KDS owns 236,350 shares of Common Stock of the Issuer which constitutes approximately 0.16% of the issued and outstanding shares of Common Stock of the Issuer. Neither Acquisition nor Holdings currently own shares of Common Stock of the Issuer.

        Hui, KDS, Holdings and Acquisition (a) have shared power to direct the vote of 1,836,350 shares of Common Stock of the Issuer and (b) have shared power to dispose of, or direct the disposition of, 1,836,350 shares of Common Stock of the Issuer.

        In connection with the Offer Letter, Hui entered into a certain Stock Purchase Agreement, dated October 30, 2001 (the "Stock Purchase Agreement"), with idealab! Holdings, L.L.C., a Delaware limited liability company ("idealab!"), a copy of which is attached hereto as EXHIBIT 3 and incorporated herein. As of October 30, 2001, idealab! was the owner of 9,472,514 shares of Common Stock of the Issuer. The Stock Purchase Agreement was entered into as an inducement


                               Page 9 of 14 Pages
to Hui to devote the resources and undertake the expense and efforts necessary to submit the Offer Letter and pursue the transactions contemplated thereunder.

        In the event that Hui or any of his affiliates elect to pursue the transactions contemplated in the Offer Letter, pursuant to the terms of the Stock Purchase Agreement, upon satisfaction of certain terms and conditions precedent, Hui would purchase, or cause Acquisition or Holdings to purchase from idealab! all of idealab!'s right, title and interest in and to all shares of Common Stock of the Issuer then held by idealab! at a price per share of $0.78 per share, or such higher price as may be offered to stockholders of the Issuer in connection with the contemplated Offer or pursuant to any other agreement. idealab! has the right to terminate the Stock Purchase Agreement in the event that the shares purchasable by Holdings or Acquisition in the Offer together with any shares purchasable pursuant to separate agreements (entered into subsequent to the date hereof) do not constitute at least 60% of the outstanding shares of Issuer (the "60% Notice").

        The purchase of the shares of Common Stock owned by idealab! pursuant to the Stock Purchase Agreement is subject to significant conditions that are not under the control of Hui, Holdings or Acquisition. These conditions include commencement of the Offer and the tendering by stockholders of the Issuer of sufficient shares of Common Stock to enable Holdings to successfully consummate the Merger.

        Pursuant to the terms of the Stock Purchase Agreement, during the period ending upon the earlier to occur of, the execution by the Issuer and Hui of the Proposed Merger Agreement and December 10, 2001, idealab! shall not: (i) sell any shares of Common Stock of the Issuer to any third person in connection with any proposal or inquiry relating to any merger, consolidation, liquidation, or similar transaction or a transaction involving the sale of all of the Issuer's assets or equity securities (an "Acquisition Proposal") (other than Hui, Holdings or a person designated by Hui); (ii) tender any shares of Common Stock of Issuer pursuant to any Acquisition Proposal by any third person (other than Hui, Holdings or a person designated by Hui); or (iii) vote in favor of or grant any proxies or powers of attorney, deposit any shares of Common Stock of Issuer into a voting trust or enter into a voting agreement with respect to any Acquisition Proposal by any third person (other than Hui, Holdings or a person designated by Hui), unless, pursuant to such provisions of such Acquisition Proposal and no later than the date upon which the Acquisition Proposal is accepted by the Issuer, the Issuer or such third person pays to Hui the lesser of (a) $2,500,000, or (b) the sum of all fees, costs and expenses (including all legal, accounting and advisory fees) incurred by Hui and his affiliates in connection with the preparation, negotiation and submission of the Stock Purchase Agreement.

        Pursuant to the terms of the Stock Purchase Agreement, idealab! also agreed that, until the first to occur of the Acceptance Date or the Termination Date, at any meeting of the holders of Common Stock of the Issuer, however called, or in connection with any written consent of the holders of the Issuer's Common Stock, idealab! shall vote: (i) against any action, any failure to act, or agreement that would result in a breach in any respect of the Stock Purchase Agreement; and (ii) except as otherwise agreed to in advance in writing (other than the transaction contemplated by the Proposed Merger Agreement), against:
(a) any extraordinary corporate


                              Page 10 of 14 Pages
transaction, such as a merger, consolidation or other business combination involving the Issuer or any of its subsidiaries, (b) declaration of any dividend or issuance of any securities of the Issuer or any of its subsidiaries, (c) a sale, lease or transfer of a material amount of assets of the Issuer or its subsidiaries or a reorganization, recapitalization, dissolution or liquidation of the Issuer or its subsidiaries, (d) (A) any change in a majority of the persons who constitute the board of directors of the Issuer, (B) any change in the present capitalization of the Issuer or any amendment of the Issuer's certificate of incorporation or bylaws, (C) any other material change in the Issuer's corporate structure or business, or (D) any other action involving the Issuer or its subsidiaries that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by the Stock Purchase Agreement or the Proposed Merger Agreement.

        The Stock Purchase Agreement will automatically terminate upon the earlier to occur of: (a) termination of the Merger Agreement for any reason, (b) December 10, 2001 if on or prior to such date the Offer has not been commenced,
(c) January 31, 2001 if the closing of the Offer shall not have occurred, and
(d) delivery of the 60% Notice from idealab! to Hui (the "Termination Date").

        Hui, KDS, Holdings and Acquisition disclaim any beneficial ownership in the shares of Common Stock owned by idealab!. Hui, KDS, Holdings and Acquisition disclaim any power to direct the vote dispose of, or direct the disposition of any of the shares of Common Stock owned by idealab!.

        (d)-(j) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Other than the agreements described in Item 4 and Item 5 and incorporated by reference, to the knowledge of Hui, Acquisition, Holdings or KDS, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons described in Item 2 and between such persons and any person with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


1. List of executive officers and directors of KDS USA, Inc., EM Holdings, Inc. and Empire Acquisition Corp.

2. Offer Letter delivered to the Issuer on October 30, 2001 by EM Holdings, Inc. (incorporated by reference to Exhibit 2 of the Schedule 13D dated November 9, 2001 filed by Lap Shun Hui, EM Holdings, Inc., EM Acquisition Corp. and KDS USA, Inc.)

3. Stock Purchase Agreement, dated October 30, 2001, by and between Lap Shun Hui and idealab! (incorporated herein by reference to Exhibit 3 of the Schedule 13D dated November 9, 2001 filed by Lap Shun Hui, EM Holdings, Inc., EM Acquisition Corp. and KDS USA, Inc.)


                              Page 11 of 14 Pages

4. Agreement and Plan of Merger, dated as of November 19, 2001, by and among Empire Acquisition Corp., EM Holdings, Inc. and eMachines, Inc

5. Buyer Option Agreement, dated as of November 19, 2001, among EM Holdings, Inc., Empire Acquisition Corp. and eMachines, Inc.

6. Loan Facility Commitment Letter, dated as of November 19, 2001, by and among Empire Acquisition Corp., UBS AG, Stamford Branch and UBS Warburg LLC

7. Equity Facility Commitment Letter, dated as of November 19, 2001, between Lap Shun Hui and EM Holdings, Inc.

8.   Joint Filing Agreement


                              Page 12 of 14 Pages

                        SIGNATURES AND POWER OF ATTORNEY

        After reasonable inquiry and to the best of the knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this statement is true, complete and correct.

                                            LAP SHUN HUI

November 20, 2001                           /S/ LAP SHUN HUI
                                            -----------------------------------


November 20, 2001                           EMPIRE ACQUISITION CORP.


                                            /S/ LAP SHUN HUI
                                            -----------------------------------
                                            By:  Lap Shun Hui
                                            Its:   President


November 20, 2001                           EM HOLDINGS, INC.

                                            /S/ LAP SHUN HUI
                                            -----------------------------------
                                            By:  Lap Shun Hui
                                            Its:   President


November 20, 2001                           KDS USA, INC.

                                            /S/ LAP SHUN HUI
                                            -----------------------------------
                                            By:  Lap Shun Hui
                                            Its:   Chief Executive Officer


                              Page 13 of 14 Pages

                                  EXHIBIT INDEX

EXHIBIT NUMBER                              DESCRIPTION

Exhibit 1 List of executive officers and directors of KDS, Acquisition and Holdings

Exhibit 2 Offer Letter delivered to the Issuer on October 30, 2001 by EM Holdings, Inc. (incorporated by reference to Exhibit 2 of the Schedule 13D dated November 9, 2001 filed by Lap Shun Hui, EM Holdings, Inc., EM Acquisition Corp. and KDS USA, Inc.)

Exhibit 3 Stock Purchase Agreement, dated October 30, 2001, by and between Lap Shun Hui and idealab! (incorporated herein by reference to Exhibit 3 of the Schedule 13D dated November 9, 2001 filed by Lap Shun Hui, EM Holdings, Inc., EM Acquisition Corp. and
               KDS USA, Inc.)

Exhibit 4 Agreement and Plan of Merger, dated as of November 19, 2001, by and among Empire Acquisition Corp., EM Holdings, Inc. and eMachines, Inc.

Exhibit 5 Buyer Option Agreement, dated as of November 19, 2001, among EM Holdings, Inc., Empire Acquisition Corp. and eMachines, Inc.

Exhibit 6 Debt Commitment Letter, dated November 19, 2001, among Empire Acquisition Corp., EM Holdings, Inc., UBS AG, Stamford Branch and UBS Warburg LLC

Exhibit 7 Equity Commitment Letter, dated as of November 19, 2001, between Lap Shun Hui and EM Holdings, Inc.

Exhibit 8      Joint Filing Agreement


                              Page 14 of 14 Pages

                                    EXHIBIT 1


                       EXECUTIVE OFFICERS AND DIRECTORS OF
                          KDS, ACQUISITION AND HOLDINGS


1.      DIRECTORS AND OFFICERS OF KDS.

        The following table sets forth the name, business address and present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each Director or Executive Officer of KDS. Unless otherwise indicated, each such person is a citizen of the United States, and each occupation set forth opposite an individual's name refers to employment with KDS. Neither KDS nor any of the individuals listed below has been convicted in a criminal proceeding in the last five years. In addition, neither KDS nor any individuals listed below was a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to federal or state securities laws, or a finding of any violation of federal or state securities laws.

NAME AND BUSINESS ADDRESS                 OFFICE                  CITIZENSHIP
-------------------------     -------------------------------     -----------
Lap Shun Hui                  Chief Executive Officer of KDS      USA

                              Member of Board of Directors
                              of Issuer

                              President, Treasurer,
                              Secretary, and member of the
                              Board of Directors of Holdings
                              and Acquisitions

Ben Wong                      President and Chief Financial       USA
KDS USA, Inc.                 Officer of KDS
7373 Hunt Avenue
Garden Grove, CA 92841        Vice President and Assistant
                              Secretary of Acquisition and
                              Holdings

2.      DIRECTORS AND OFFICERS OF ACQUISITION.

        The following table sets forth the name, business address and present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each Director or Executive Officer of Acquisition. Unless otherwise indicated, each such person is a citizen of the United States, and each occupation set forth opposite an individual's name refers to employment with the Acquisition. Neither Acquisition nor any of the individuals listed below has been convicted in a criminal proceeding in the last five years. In addition, neither Acquisition nor any individuals listed below was a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to federal or state securities laws, or a finding of any violation of federal or state securities laws.

NAME AND BUSINESS ADDRESS                 OFFICE                  CITIZENSHIP
-------------------------     -------------------------------     -----------
Lap Shun Hui                  Chief Executive Officer of KDS      USA

                              President, Treasurer and
                              Secretary and member of the
                              Board of Directors of
                              Acquisition and Holdings

                              Member of Board of Directors of
                              Issuer

Ben Wong                      Chief Financial Officer of KDS      USA
KDS USA, Inc.
7373 Hunt Avenue              Vice President and Assistant
Garden Grove, CA 92841        Secretary of Acquisition and
                              Holdings

3.      DIRECTORS AND OFFICERS OF HOLDINGS.

        The following table sets forth the name, business address and present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each Director or Executive Officer of Holdings. Unless otherwise indicated, each such person is a citizen of the United States, and each occupation set forth opposite an individual's name refers to employment with the Holdings. Neither Holdings nor any of the individuals listed below has been convicted in a criminal proceeding in the last five years. In addition, neither Holdings nor any individuals listed below was a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to federal or state securities laws, or a finding of any violation of federal or state securities laws.

NAME AND BUSINESS ADDRESS                 OFFICE                  CITIZENSHIP
-------------------------     -------------------------------     -----------
Lap Shun Hui                  Chief Executive Officer of          USA
                              KDS

                              Member of Board of Directors
                              of Issuer

                              President, Treasurer and
                              Secretary, and member of the
                              Board of Directors of
                              Holdings and Acquisitions

Ben Wong                      Chief Financial Officer of          USA
KDS USA, Inc.                 KDS
7373 Hunt Avenue
Garden Grove, CA 92841        Vice President and Assistant
                              Secretary of Holdings and
                              Acquisition

                                   EXHIBIT 4


                                                                     EXECUTION
                                                                        COPY



                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                               EM HOLDINGS, INC.,
                                   A DELAWARE CORPORATION,

                            EMPIRE ACQUISITION CORP.,
                                   A DELAWARE CORPORATION,

                                       AND

                                EMACHINES, INC.,
                             A DELAWARE CORPORATION



                             Dated November 19, 2001

                                TABLE OF CONTENTS

ARTICLE 1. DEFINITIONS........................................................2

ARTICLE 2. THE TENDER OFFER...................................................9

   2.1    The Tender Offer....................................................9
   2.2    Company Actions....................................................11
   2.3    Directors..........................................................13

ARTICLE 3. THE MERGER........................................................14

   3.1    The Merger.........................................................14
   3.2    Merger Consideration And Cancellation Of Shares....................15
   3.3    Payment of Cash for Shares.........................................15
   3.4    Dissenting Shares..................................................17
   3.5    Stock Options......................................................18
   3.6    The Closing........................................................18

ARTICLE 4. REPRESENTATIONS AND WARRANTIES CONCERNING PARENT AND BUYER........19

   4.1    Entity Status......................................................19
   4.2    Power and Authority; Enforceability................................19
   4.3    Consents and Approvals; No Defaults................................19
   4.4    Ownership of Buyer; Buyer's Operations.............................20
   4.5    Brokers' Fees......................................................20
   4.6    Ability to Consummate the Transactions.............................20
   4.7    Statements True and Correct........................................20
   4.8    Regulatory Approvals...............................................21

ARTICLE 5. REPRESENTATIONS AND WARRANTIES CONCERNING THE ACQUIRED ENTITIES...21

   5.1    Corporate Status...................................................21
   5.2    Power and Authority; Enforceability................................21
   5.3    Consents and Approvals; No Defaults................................22
   5.4    Brokers' Fees......................................................22
   5.5    Capitalization.....................................................23
   5.6    Company Subsidiaries...............................................23
   5.7    Company Reports and Financial Statement............................23
   5.8    Subsequent Events..................................................24
   5.9    Legal Compliance...................................................24
   5.10   Tax Matters........................................................25
   5.11   Title to Assets....................................................25
   5.12   Intellectual Property..............................................26
   5.13   Material Contracts; Defaults.......................................27
   5.14   Litigation.........................................................27
   5.15   Labor; Employees...................................................27


                                    Page i

   5.16   Employee Benefits..................................................27
   5.17   Statements True and Correct........................................29
   5.18   Regulatory Approvals...............................................29
   5.19   Opinion of Financial Advisor.......................................29

ARTICLE 6. COVENANTS.........................................................29

   6.1    Notices and Consents...............................................30
   6.2    Operation of Business..............................................30
   6.3    Access to Information..............................................33
   6.4    Acquisition Proposal...............................................33
   6.5    Covenants to Satisfy Conditions....................................35
   6.6    Disclosure Prior to Closing........................................36
   6.7    Indemnification and Directors' and Officer's Insurance.............36
   6.8    Financing Agreements...............................................37
   6.9    Publicity..........................................................37
   6.10   Escrow Funding.....................................................38

ARTICLE 7. CLOSING CONDITIONS................................................38

   7.1    General Conditions.................................................38

ARTICLE 8. TERMINATION.......................................................39

   8.1    Termination of Agreement...........................................39
   8.2    Manner and Effect of Termination...................................40
   8.3    Certain Payments Upon Termination..................................40

ARTICLE 9. MISCELLANEOUS.....................................................41

   9.1    Entire Agreement; Third Party Beneficiaries........................41
   9.2    Successors.........................................................41
   9.3    Assignments........................................................41
   9.4    Notices............................................................41
   9.5    Specific Performance...............................................43
   9.6    Counterparts.......................................................43
   9.7    Headings...........................................................43
   9.8    Governing Law......................................................43
   9.9    Amendments and Waivers.............................................43
   9.10   Severability.......................................................43
   9.11   Expenses...........................................................43
   9.12   Construction.......................................................44
   9.13   Non-Survival of Representations and Warranties.....................44
   9.14   Submission to Jurisdiction.........................................44
   9.15   Buyer Compliance...................................................44


                                    Page ii

                                   ATTACHMENTS

Exhibit A      Buyer Option Agreement
Exhibit B      Certificate of Merger

Annex A        Offer Conditions


                                    Page iii

                          AGREEMENT AND PLAN OF MERGER

        This AGREEMENT AND PLAN OF MERGER (this "AGREEMENT") is entered into as of November 19, 2001 by and among EM Holdings, Inc., a Delaware corporation ("PARENT"), Empire Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("BUYER"), and eMachines, Inc., a Delaware corporation (the "COMPANY," and together with its Subsidiaries from time to time (except as the context herein may otherwise require), the "ACQUIRED ENTITIES"), with respect to the facts and circumstances set forth below. Capitalized terms used herein without definition have the meanings set forth in ARTICLE 1 or elsewhere in this Agreement.

                                    RECITALS

        WHEREAS, the Company Board and the respective Board of Directors of each of Parent and Buyer each has approved and determined that it is fair, advisable and in the best interests of its respective stockholders (other than, in the case of the Company, Mr. Lap Shun Hui, KDS USA, Inc., Parent and their respective Affiliates) to effect a merger of Buyer with and into the Company, with the Company as the surviving corporation, pursuant to the Certificate of Merger and upon the terms and subject to the conditions set forth herein;

        WHEREAS, in furtherance thereof, it is proposed that Buyer shall commence a cash tender offer (the "OFFER") to acquire any and all of the outstanding shares of Company Common Stock at a price of $1.06 per share (such amount, or any greater amount per share paid pursuant to the Offer, being hereinafter referred to as the "OFFER PRICE"), net to the seller in cash, without interest, less any required withholding taxes, in accordance with the terms and subject to the conditions provided herein; and

        WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to the willingness of Parent and Buyer to enter into this Agreement, certain Company Stockholders have entered or will enter into separate Stock Purchase Agreements (the "STOCK PURCHASE AGREEMENTS"), pursuant to which those stockholders have conditionally agreed to sell to Buyer shares of Common Stock beneficially owned by such stockholders concurrently with or subsequent to the Buyer's acceptance and purchase of the Shares upon the closing of the Offer.

        WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to the willingness of Parent and Buyer to enter into this Agreement, the Company has granted to Buyer, pursuant to an agreement in the form attached hereto as EXHIBIT A (the "BUYER OPTION AGREEMENT"), an option (the "BUYER OPTION") to acquire from the Company in certain circumstances a sufficient number of Shares ("BUYER OPTION SHARES"), when taken together with all other outstanding Shares to be acquired by or beneficially held by Buyer or its Affiliates at or prior to the date on which the Shares are accepted and purchased in the Offer (the "FUNDING DATE"), to permit the Merger to be effected pursuant to Section 253 of the DGCL.

                                    AGREEMENT

        NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants contained herein and intending to be legally bound, the parties hereto agree as follows:

                                   ARTICLE 1.
                                   DEFINITIONS

        "ACQUIRED ENTITIES" is defined in the preamble to this Agreement.

        "ACQUISITION PROPOSAL" is defined in SECTION 6.4.

        "ACTION" means any action, appeal, petition, plea, charge, complaint, claim, suit, litigation, arbitration, mediation, hearing, inquiry, investigation or similar event, occurrence or proceeding.

        "AFFILIATE" with respect to any specified Person, means a Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such specified Person.

        "AFFILIATED GROUP" means any affiliated group under Code Section 1504(a) or any similar group defined under provisions of applicable Law.

        "BALANCE SHEET DATE" is defined in SECTION 5.7.

         "BREACH" means any breach, inaccuracy, failure to perform, failure to comply, conflict with, default, violation, acceleration, termination or cancellation.

        "BUSINESS DAY" means any day other than a day on which the Over the Counter Bulletin Board is closed for trading.

        "BUYER" is defined in the preamble to this Agreement.

        "BUYER OPTION" is defined in the recitals to this Agreement.

        "BUYER OPTION AGREEMENT" is defined in the recitals to this Agreement.

        "BUYER OPTION SHARES" is defined in the recitals to this Agreement.

        "CASH AMOUNT" is defined in Section 3.5(a)

        "CERTIFICATE OF MERGER" is defined in SECTION 3.1.

         "CHANGEOVER TIME" means 11:59 PM on the first date on which each of the following have occurred: (a) the acceptance for payment by Buyer of the Shares pursuant to the Offer and (b) the Company has taken and caused to be taken, all actions required to permit the immediate appointment of the number of directors that Parent is entitled to designate pursuant to SECTION 2.3 of this Agreement.

        "CLOSING DATE" is defined in SECTION 3.6.

        "CODE" means the Internal Revenue Code of 1986, as amended.

        "COMPANY" is defined in the preamble to this Agreement.

        "COMPANY BOARD" means the Board of Directors of the Company.

        "COMPANY COMMON STOCK" means the Company's common stock, $.0000125 par value.

         "COMPANY DISCLOSURE LETTER" is defined in ARTICLE 5.

        "COMPANY OPTION" is defined in SECTION 3.5.

        "COMPANY OPTION PLAN" is defined in SECTION 3.5.

        "COMPANY REPORTS" is defined in SECTION 5.7.

        "COMPANY STOCKHOLDERS" means the stockholders of the Company as they may be constituted from time-to-time.

        "CONSENT" means any consent, approval, notification, waiver, or other similar action required pursuant to a Contract.

        "CONTRACT" means any Enforceable contract, agreement, arrangement, commitment, letter of intent, memorandum of understanding, promise, obligation, right or instrument, whether written or oral.

        "CONTINUING DIRECTOR" is defined in SECTION 2.3.

        "COPYRIGHTS" means all copyrights in both published works and unpublished works including any registrations and applications therefor and whether registered or unregistered.

        "DEBT COMMITMENT LETTER" means the debt commitment letter attached to the Parent Disclosure Letter and any definitive agreements entered into by the parties thereto relating to the commitments set forth therein.

        "DISCLOSURE LETTERS" means the Company Disclosure Letter and the Parent Disclosure Letter.

         "DISSENTING SHARES" is defined in SECTION 3.4.

        "DGCL" means the Delaware General Corporation Law.

        "EFFECTIVE TIME" is defined in SECTION 3.1(A).

        "EMPLOYEE BENEFIT PLANS" means all employee benefit plans or arrangements of any kind, including without limitation, bonus deferred compensation, incentive compensation, equity compensation, equity purchase, equity option, equity appreciation rights, restricted equity, severance or termination pay, fringe benefit, vacation, hospitalization, medical, life or other insurance, supplemental unemployment benefits, profit-sharing, savings, pension, retirement, or supplemental retirement plan, program, agreement or arrangement, whether or not a plan described in Section 3(3) of ERISA.

        "EMPLOYEE PENSION BENEFIT PLAN" has the meaning ascribed to such term in
Section 3(2) of ERISA.

        "EMPLOYEE WELFARE BENEFIT PLAN" has the meaning ascribed to such term in
Section 3(1) of ERISA.

        "ENCUMBRANCE" means any mortgage, Security Interest, lien, hypothecation, pledge, charge or encumbrance of any kind, easement, covenant, community property interest, equitable interest, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other general attribute of ownership.

        "ENFORCEABLE" a Contract is "ENFORCEABLE" if it is the legal, valid, and binding obligation of the applicable Person, enforceable against such Person in accordance with its terms, except as such enforceability may be subject to the effects of bankruptcy, insolvency, reorganization, moratorium, or other Laws relating to or affecting the rights of creditors, and general principles of equity.

        "EQUITY COMMITMENT" means (a) options, warrants, convertible securities, exchangeable securities, subscription rights, conversion rights, exchange rights, or other Contracts that could require a Person to issue any of its Equity Interests or to sell any Equity Interests it owns in another Person; (b) any other securities convertible into, exchangeable or exercisable for, or representing the right to subscribe for any Equity Interest of a Person or owned by a Person; (c) statutory pre-emptive rights or pre-emptive rights granted under a Person's Organizational Documents; and (d) stock appreciation rights, phantom stock, profit participation, or other similar rights with respect to a Person.

        "EQUITY COMMITMENT LETTER" means the equity commitment letter attached to the Parent Disclosure Letter.

        "EQUITY INTEREST" means (a) with respect to a corporation, any and all shares of capital stock and any Equity Commitments with respect thereto, (b) with respect to a partnership, limited liability company, trust or similar Person, any and all units, interests or other partnership/limited liability company interests, and any Equity Commitments with respect thereto, and (c) any other direct equity ownership or participation in a Person.

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

        "ERISA AFFILIATE" means each business or entity which is a member of a "controlled group of corporations," under "common control" or an "affiliated service group" with any

Acquired Entity within the meaning of Sections 414(b), (c) or (m) of the Code, or required to be aggregated with any Acquired Entity under Section 414(o) of the Code, or is under "common control" with any Acquired Entity, within the meaning of Section 4001(a)(14) of ERISA.

        "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

        "EXPIRATION DATE" is defined in SECTION 2.1. "FIDUCIARY" is defined in
        Section 3(21) of ERISA.

        "FINANCIAL ADVISOR" is defined in SECTION 2.2(A).

        "FINANCIAL STATEMENTS" is defined in SECTION 5.7.

        "FINANCING AGREEMENT" is defined in SECTION 4.6.

        "FUNDING DATE" is defined in the recitals to this Agreement.

        "GAAP" means United States generally accepted accounting principles.

        "GOVERNMENTAL ENTITY" means any legislature, agency, bureau, branch, department, division, commission, court, tribunal, magistrate, justice, multi-national organization, quasi-governmental body, or other similar recognized organization or body of any federal, state, county, municipal, local, or foreign government or other similar recognized organization or body exercising similar powers or authority.

        "HSR ACT" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

        "INDEMNIFIED LIABILITIES" is defined in SECTION 6.7(A).

        "INDEMNIFIED PERSONS" is defined in SECTION 6.7(A).

        "INSURED PARTIES" is defined in SECTION 6.7.

        "INTELLECTUAL PROPERTY" means any Marks, Patents, Copyrights, Trade Secrets or rights, licenses, liens, security interests, charges, encumbrances, equities and other claims that any Person may have to claim ownership, authorship or invention, to use, to object to or prevent the modification of, to withdraw from circulation or control the publication or distribution of any Marks, Patents, Copyrights, or Trade Secrets.

        "KNOWLEDGE" (i) when used in this Agreement with reference to the Company, shall be deemed to mean and refer to the actual knowledge of the Company's executive officers, and (ii) when used in this Agreement with reference to Parent or Buyer, shall be deemed to mean and refer to the actual knowledge of Parent's executive officers.

        "LAW" means any law (statutory, common, or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, executive order, or other similar authority enacted, adopted, promulgated, or applied by any Governmental Entity, each as amended and now in effect.

        "LIABILITY" means any liability or obligation, whether known or unknown, asserted or unasserted, absolute or contingent, matured or unmatured, conditional or unconditional, latent or patent, accrued or unaccrued, liquidated or unliquidated, or due or to become due.

        "LENDER" is defined in SECTION 2.2(D).

        "MARKS" means all fictitious business names, trading names, corporate names, registered and unregistered trademarks, service marks, designs and general intangibles of like nature and applications, together with all goodwill related to the foregoing.

        "MATERIAL ADVERSE CHANGE (OR EFFECT)" means any material adverse effect on (i) the business, financial condition or operations of a Person, which in the case of the Company or Parent shall be viewed together with its respective Subsidiaries on a consolidated basis or (ii) the ability of the Company to consummate the transactions contemplated by this Agreement; provided, however, that in the case of the Company, (A) conditions, events or circumstances generally adversely affecting the United States economy, the United States securities markets, or the retail personal computer industry, or (B) the announcement or pendency of the offer or the transactions contemplated by this Agreement, shall not be taken into account in determining whether there has been or would be a material adverse effect.

        "MERGER" is defined in SECTION 3.1.

        "MERGER CONSIDERATION" means the cash paid to the holders of the Shares pursuant to ARTICLE 3 hereof.

        "MULTI-EMPLOYER PLAN" is defined in ERISA Section 3(37).

        "NASD" means the National Association of Securities Dealers, Inc.

        "ORDER" means any order, ruling, decision, verdict, decree, writ, subpoena, mandate, precept, command, directive, consent, approval, award, judgment, injunction, or other similar determination or finding by, before, or under the supervision of any Governmental Entity, arbitrator or mediator.

        "OFFER" is defined in the recitals to this Agreement.

        "OFFER CONDITIONS" is defined in SECTION 2.1.

        "OFFER DOCUMENTS" is defined in SECTION 2.1(G).

        "OFFER PRICE" is defined in the recitals to this Agreement.

        "OPTIONS" means the options to purchase shares of capital stock of the Company.

        "ORDINARY COURSE OF BUSINESS" means, with respect to any Person, that Person's ordinary course of business consistent with past custom and practice (including with respect to quantity, quality and frequency).

        "ORGANIZATIONAL DOCUMENTS" means the articles of incorporation, certificate of incorporation, charter, bylaws, articles of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement, and all other similar documents, instruments or certificates executed, adopted, or filed in connection with the creation, formation, or organization of a non-natural Person, including any amendments thereto.

        "PARENT" is defined in the preamble to this Agreement

        "PARENT DISCLOSURE LETTER" is defined in ARTICLE 4 below.

        "PARENT EXPENSES" is defined in SECTION 8.3(A).

        "PARTIES" means Parent, Buyer and the Company.

        "PATENTS" means all (A) patents and patent applications and any continuations, continuations in part, renewals and applications therefor, and
(B) any inventions and discoveries that may be patentable.

        "PAYING AGENT" is defined in SECTION 3.3.

        "PERMIT" means any permit, license, certificate, approval, consent, notice, waiver, franchise, registration, filing, accreditation, or other similar authorization required by any Law or Governmental Entity.

        "PER SHARE AMOUNT" is defined in SECTION 3.2(A)

        "PERSON" means any individual, partnership, limited liability company, corporation, association, joint stock company, trust, entity, joint venture, labor organization, unincorporated organization, or Governmental Entity.

        "PBGC" means the Pension Benefit Guaranty Corporation.

        "PROHIBITED TRANSACTIONS" is defined in ERISA Section 406 and Code
Section 4975.

        "SCHEDULE 13E-3" is defined in Section 2.1(f).

        "SCHEDULE 14D-9" is defined in SECTION 2.2(C).

        "SCHEDULE TO" is defined in SECTION 2.1(G).

        "SEC" means the Securities and Exchange Commission.

        "SECURITIES ACT" means the Securities Act of 1933, as amended.

        "SECURITIES LAWS" is defined in SECTION 5.7

        "SECURITY INTEREST" means any security interest, deed of trust, mortgage, pledge, lien, charge, claim, or other similar interest or right except for (i) liens for taxes, assessments, governmental charges, or claims which are not yet due and payable or are being duly contested in good faith by appropriate Actions, (ii) statutory liens of landlords and warehousemen's, carriers', mechanics', suppliers', materialmen's, repairmen's, or other like liens (including Contractual landlords' liens) arising in the Ordinary Course of Business or with respect to amounts not yet delinquent and being contested in good faith by appropriate Actions; and (iii) liens incurred or deposits made in the Ordinary Course of Business in connection with workers' compensation, unemployment insurance and other similar types of social security.

        "SEPTEMBER 2001 FINANCIAL STATEMENT" is defined in SECTION 5.7.

        "SHARE" means any share of the Company Common Stock.

        "SHARE CERTIFICATES" is defined in SECTION 3.3.

        "SOFTWARE" means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (ii) testing, validation, verification and quality assurance materials; (iii) databases, conversion, interpreters and compilations, including any and all data and collections of data, whether machine readable or otherwise; (iv) descriptions, schematics, flow-charts and other work product used to design, plan, organize and develop any of the foregoing; (v) software development processes, practices, methods and policies recorded in permanent form, relating to any of the foregoing; (vi) performance metrics, sightings, bug and feature lists, build, release and change control manifests recorded in permanent form, relating to any of the foregoing; and (vii) all documentation, including user manuals, web materials, and architectural and design specifications and training materials, relating to any of the foregoing.

        "STOCK PURCHASE AGREEMENT" is defined in the recitals of this Agreement.

        "SUBSIDIARY" means, with respect to any Person: (a) any corporation of which more than 50% of the total voting power of all classes of the Equity Interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors is owned by such Person directly or through one or more other Subsidiaries of such Person and (b) any Person other than a corporation of which at least a 50% of the Equity Interest (however designated) entitled (without regard to the occurrence of any contingency) to vote in the election of the governing body, partners, managers or others that will control the management of such entity is owned by such Person directly or through one or more other Subsidiaries of such Person.

        "SURVIVING CORPORATION" is defined in SECTION 3.1.

        "TAX" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section
59A), customs, ad valorem, duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

        "TAX RETURN" means any return, declaration, report, claim for refund or information return or statement relating to any Taxes required to be filed with any Governmental Entity, including any schedule or attachment thereto, and including any amendment thereof.

        "TERMINATION DATE" is defined in Section 8.1(b)(ii)

        "TERMINATION FEE" is defined in SECTION 8.3(A).

        "THREATENED" means a demand or statement has been made (orally or in writing) or a notice has been given (orally or in writing), has been asserted, commenced, or otherwise taken.

        "TRADE SECRETS" means all know-how, trade secrets, confidential information, customer lists, Software, databases, works of authorship, mask works, technical information, data, process technology, plans, drawings, blue prints know-how, proprietary processes, formulae, algorithms, models, user interfaces, inventions, discoveries, concepts, ideas, techniques, methods, methodologies and, with respect to all of the foregoing, related confidential data or information.

        "TRANSACTION DOCUMENTS" means this Agreement, the Stock Purchase Agreement and the Buyer Option Agreement.

                                   ARTICLE 2.
                                THE TENDER OFFER

        2.1 THE TENDER OFFER

        (a) Provided that this Agreement has not been terminated in accordance with ARTICLE 8 and none of the events referred to in paragraphs (a)-(h) of Annex A has occurred and is continuing (and shall not have been waived by Parent), as promptly as practicable, but in no event later than five (5) Business Days from the date hereof, Buyer shall (and Parent shall cause Buyer to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer for any and all Shares at the Offer Price, net to the seller in cash, without interest, less any required withholding taxes. The Offer initially shall expire at 9:00 a.m. Eastern time on the twenty-first Business Day following the date of commencement of the Offer (such date and time, as extended in accordance with the terms hereof, the "EXPIRATION DATE"). The obligation of Parent and Buyer to commence the Offer shall be subject only to the provisions of this Section 2.1 and the obligation of Parent and Buyer to accept for payment, purchase, and pay for any Shares validly tendered and not withdrawn pursuant to the Offer shall be subject only to the provisions of this SECTION 2.1 and the conditions set forth in Annex A hereto (the "OFFER CONDITIONS").

        (b) Buyer specifically reserves the right to increase the Offer Price and to make any other changes in the terms and conditions of the Offer; provided that, unless previously approved by the Company in writing, no change may be made that: (i) decreases the Offer Price;

(ii) changes the form of consideration to be paid in the Offer; (iii) reduces the number of Shares to be purchased in the Offer; (iv) imposes conditions to the Offer in addition to the Offer Conditions; (v) amends any other term of the Offer in any manner materially adverse to the holders of the Shares (vi) amends or waives the Minimum Condition such that less than eighty percent of the outstanding shares are required to satisfy such condition, or (vii) waives or amends clause (iv) of ANNEX A.

        (c) Subject to the provisions of ARTICLE 8 and SECTION 2.1(D) hereof, if on the initial Expiration Date of the Offer, all of the Offer Conditions are not then satisfied or waived, Buyer may, from time to time, in its sole discretion, extend the Expiration Date. Without limiting the generality of the foregoing, Buyer may, without the consent of the Company, extend any then scheduled Expiration Date of the Offer for any period required by applicable rules, regulations, interpretations or positions of the SEC or the staff thereof applicable to the Offer or for any period required by applicable law. Buyer may provide for a "subsequent offering periods" (as contemplated by Rule 14d-11 of the Exchange Act) of not less than three nor more than twenty Business Days following its acceptance of, and payment for, the Shares in the Offer.

        (d) Notwithstanding the foregoing, Buyer shall be obligated to extend the Offer from time to time until the Termination Date if, at the Expiration Date as initially scheduled, or any extension thereof, the Offer Conditions have not been satisfied or waived, provided, however, that Buyer shall not be required to extend the Offer as provided in this sentence unless, in Parent's reasonable judgment, each such Offer Condition is reasonably capable of being satisfied; provided further, that the foregoing proviso shall not apply (A) if the failure of Parent or Buyer to fulfill any obligation under the Agreement resulted in the failure of any such Offer Condition or (B) if the Offer Condition that has not been satisfied or waived is the Offer Condition set forth in clause (ii) or clause (iv) of ANNEX A.

        (e) The Parties agree that the Offer Conditions are for the sole benefit of Buyer and may be asserted by Buyer regardless of the circumstances giving rise to any such Offer Condition or may be waived by Buyer, in whole or in part, at any time and from time to time, in its sole discretion. The failure by Buyer at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to other facts or circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

        (f) Subject to the terms and conditions of the Offer and this Agreement, Buyer shall (and Parent shall cause Buyer to) accept for payment, and pay for, all Shares validly tendered and not withdrawn pursuant to the Offer that Buyer becomes obligated to accept for payment and pay for pursuant to the Offer, as promptly as practicable after the Expiration Date.

        (g) As soon as practicable on the date of commencement of the Offer, Parent and Buyer shall file or cause to be filed with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto and including the exhibits thereto, the "SCHEDULE TO") and a Statement on
Schedule 13E-3 which shall be filed as part of the Schedule TO (together with all amendments and supplements thereto and including the exhibits thereto, the "SCHEDULE 13E-3"). The Schedule TO shall contain or shall incorporate by reference the offer to purchase, related letter of transmittal, summary advertisement and other ancillary offer documents and instruments pursuant to which the Offer will be made (such Schedule TO, including the Schedule 13E-3 and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the "OFFER DOCUMENTS") with respect to the Offer. Parent and Buyer will take all steps necessary to amend or supplement the Offer Documents to be filed with the SEC and to be disseminated to holders of the Shares, in each case as and to the extent required by applicable federal securities laws. Parent and Buyer agree that the Offer Documents shall comply as to form in all material respects with the Exchange Act and the rules and regulations promulgated thereunder. The Offer Documents, on the date filed with the SEC and on the date first published, sent or given to the Company Stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent or Buyer with respect to information supplied by the Company or any of its stockholders specifically for inclusion or incorporation by reference in the Offer Documents and not subsequently corrected prior to filing. Each of Parent, Buyer and the Company agrees promptly to correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect. Parent and Buyer each further agrees to take all steps necessary to amend or supplement the Offer Documents or the Schedule 13E-3 to be filed with the SEC and disseminated to the Company Stockholders, in each case as and to the extent required by applicable Law. The Company and its counsel shall be given an opportunity to review and comment upon the Offer Documents (and shall provide any comments thereon as soon as practicable to counsel for Buyer) prior to their filing with the SEC or dissemination to the Company Stockholders. Parent and Buyer each agrees to provide the Company and its counsel any comments Parent, Buyer or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments.

        2.2 COMPANY ACTIONS

        (a) The Company hereby represents and warrants that the Company Board, at a meeting duly called and held (i) determined that this Agreement and the transactions contemplated herein are fair to, advisable and in the best interests of, the Company and the Company Stockholders (other than Mr. Lap Shun Hui, KDS USA, Inc., Parent and their respective Affiliates); (ii) resolved subject to SECTION 6.4, hereof, to recommend that the Company Stockholders accept the Offer, tender their Shares pursuant to the Offer and approve the Merger; (iii) approved and adopted this Agreement and the Buyer Option Agreement and the transactions contemplated hereby such approval constituting approval of the foregoing for purposes of Section 203 of the DGCL and (iv) approve the Stock Purchase Agreement, the transactions contemplated by the Stock Purchase Agreements and the execution of the Stock Purchase Agreements solely for the purposes of Section 203 of the DGCL. The Company hereby consents to the inclusion in the Offer Documents of the recommendations and approval of the Company Board described in this SECTION 2.2(A) (subject to the right of the Company Board to modify or withdraw such recommendations in accordance with
SECTION 6.4).

        (b) The Company also represents and warrants that the Company Board has received the written opinion of Credit Suisse First Boston Corporation (the "FINANCIAL ADVISOR") referred to in Section 5.19. The Company further represents and warrants that it has been authorized by the Financial Advisor to permit, subject to prior review and consent by the Financial Advisor (such consent not to be unreasonably withheld), and the Company hereby consents to, the inclusion of such fairness opinion (or a reference thereto) in the Offer Documents and in the Schedule 14D-9 referred to below.

        (c) The Company shall file with the SEC concurrently with the commencement of the Offer, or as promptly thereafter as practicable, a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all schedules, amendments and supplements thereto, the "SCHEDULE 14D-9") containing the recommendations of the Company Board in favor of the Offer and the Merger (subject to the right of the Company Board to modify or withdraw such recommendation in accordance with SECTION 6.4) and the opinion of the Financial Advisor referred to in SECTION 5.19 (subject to the their approval as described in SECTION 2.2(B)). The Schedule 14D-9 shall comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. The Company shall cause the Schedule 14D-9 to be mailed to the Company Stockholders promptly after commencement of the Offer and at the same time the Offer Documents are first mailed to the Company Stockholders. On the date filed with the SEC and on the date first published, sent or given to the Company Stockholders, the Schedule 14D-9 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to information supplied by Parent or Buyer specifically for inclusion or incorporation by reference in the Schedule 14D-9. Each of the Company, Parent and Buyer agrees promptly to correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the Company Stockholders, in each case as and to the extent required by applicable Law. Parent, Buyer and their counsel shall be given an opportunity to review and comment upon the Schedule 14D-9 (and shall provide any comments thereon as soon as practicable to counsel for the Company) prior to its filing with the SEC or dissemination to Company Stockholders. The Company agrees to provide Parent, Buyer and their counsel any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments.

        (d) In connection with the Offer and the Merger, the Company shall promptly furnish or cause its transfer agent to promptly furnish Buyer with mailing labels containing the names and addresses of the record holders of Shares as of the most recent practicable date and of those Persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings and computer files and all other information in the Company's possession or control regarding the beneficial owners of Shares, and shall furnish to Parent such information and assistance (including updated mailing labels, lists of stockholders, security position listings and computer files) as Parent may reasonably request in communicating the Offer and the Merger to the Company Stockholders. Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, Parent, Buyer and their agents shall hold in confidence the information contained in any such labels, listings and files pursuant to the Confidentiality Agreement dated November 12, 2001 by and among Parent, the Company and Mr. Lap Shun Hui (the "CONFIDENTIALITY AGREEMENT"), and will use such information only in connection with the Offer and the Merger. In connection with the Offer, the Company will furnish Parent with such information (which will be treaded as confidential and held in confidence by Parent) and assistance as Parent or its officers, employees, accountants, counsel and other representatives may reasonably request in connection with the preparation of the Offer and communicating the Offer to the record and beneficial holders of shares of Common Stock. If this Agreement is terminated, Parent and Buyer will upon the written request of the Company, promptly deliver or cause to be delivered to the Company all copies of any such information provided under this paragraph then in its possession or in the possession of its agents or representatives.

        2.3 DIRECTORS

        Effective upon the acceptance for payment by Buyer of the Shares pursuant to the Offer on the Funding Date, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company Board that equals the product of: (i) the total number of directors on the Company Board (giving effect to the election of any additional directors pursuant to this SECTION 1.3); and (ii) the percentage that the number of Shares owned by Parent and Buyer (including Shares accepted for payment) bears to the total number of Shares outstanding, and the Company shall take all action reasonably necessary to cause Parent's designees to be elected or appointed to the Company Board, including, without limitation, at the option of Parent, increasing the number of directors, or seeking and accepting resignations of incumbent directors, or both; provided, however, that prior to the Effective Time, the Company Board shall always have at least two members who were directors of the Company prior to consummation of the Offer and who are not affiliated with Parent or Buyer (each, a "CONTINUING DIRECTOR"). If the number of Continuing Directors is reduced to fewer than two for any reason prior to the Effective Time, the remaining and departing Continuing Directors shall be entitled to designate a person to fill the vacancy. Notwithstanding anything in this Agreement to the contrary, if Parent's designees are elected to the Company Board prior to the Effective Time, the affirmative vote of a majority of the Continuing Directors shall be required for the Company to: (a) amend or terminate this Agreement or agree or consent to any amendment or termination of this Agreement; (b) waive any of the Company's rights, benefits or remedies hereunder; (c) extend the time for performance of Parent's and Buyer's respective obligations hereunder; or (d) approve any other action by the Company which is reasonably likely to adversely affect the interests of the Company Stockholders (other than Parent, Buyer and their Affiliates (other than the Company and its Subsidiaries)) with respect to the transactions contemplated by this Agreement.

                                   ARTICLE 3.
                                   THE MERGER

        3.1 THE MERGER

        Subject to the terms and conditions hereof, and in accordance with the DGCL, Buyer shall be merged with and into the Company at the Effective Time (the "MERGER"). Upon consummation of the Merger, the separate existence of Buyer shall cease and the Company shall be the surviving corporation (the "SURVIVING CORPORATION") and a wholly-owned subsidiary of Parent.

        (a) As soon as practicable after satisfaction of (or, to the extent permitted hereunder, waiver of) all conditions to the Merger, the Company and Buyer will file a certificate of merger (the "CERTIFICATE OF MERGER") with the Secretary of State of the State of Delaware in accordance with the DGCL (in the form attached hereto as EXHIBIT B) and make all other filings or recordings required by applicable Law in connection with the Merger. The Merger shall become effective at such time as the certificate of merger is filed with the Secretary of State of the State of Delaware or at such later time as is specified in the Certificate of Merger (the "EFFECTIVE TIME").

        (b) At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Buyer shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Buyer shall become the debts, liabilities and duties of the Surviving Corporation.

        (c) Notwithstanding the foregoing, in the event that Buyer acquires at least 90% of the outstanding Shares, whether pursuant to the Offer or pursuant to the Stock Purchase Agreements, the Buyer Option Agreement or otherwise, the parties hereto agree, subject to ARTICLE 7, to take all necessary and appropriate action to cause the Merger to become effective, in accordance with
Section 253 of the DGCL, as soon as reasonably practicable on or after the Funding Date.

        (d) The Certificate of Incorporation of the Surviving Corporation shall be amended and restated to read the same as the Certificate of Incorporation of Buyer in effect at the Effective Time until amended in accordance with applicable Law, PROVIDED, HOWEVER, that Section I of the amended and restated Certificate of Incorporation of the Company as the Surviving Corporation, instead of reading the same as Section I of the Certificate of Incorporation of Buyer, shall read as follows: "The name of the corporation is eMachines, Inc." The bylaws of the Surviving Corporation shall be amended and restated to read the same as the bylaws of Buyer in effect at the Effective Time until amended in accordance with applicable Law, except that all references in such bylaws to Buyer shall be changed to refer to eMachines, Inc.

        (e) The directors of Buyer at the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of

Incorporation and bylaws of the Surviving Corporation until such director's successor is duly elected or appointed and qualified or until such director's earlier death, resignation or removal in accordance with the Certificate of Incorporation and bylaws of the Surviving Corporation.

        (f) The officers of Buyer at the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and bylaws of the Surviving Corporation until such officer's successor is duly elected or appointed and qualified or until such officer's earlier death, resignation or removal in accordance with the Certificate of Incorporation and bylaws of the Surviving Corporation.

        3.2 MERGER CONSIDERATION AND CANCELLATION OF SHARES

        At the Effective Time, pursuant to this Agreement and by virtue of the Merger and without any action on the part of Parent, Buyer, the Company, or the holders of any of the following securities:

        (a) Each Share issued and outstanding immediately prior to the Effective Time (including shares of Common Stock issued upon exercise of Options and other convertible securities of the Company, but excluding any Dissenting Shares, and shares to be cancelled pursuant to SECTION 3.2(B)), shall be converted automatically into the right to receive an amount in cash equal to the Offer Price (the "PER SHARE AMOUNT"), without interest, payable to the holder thereof, less any required withholding taxes, upon surrender of the certificate formerly representing such share of Common Stock in the manner provided in SECTION 3.3.

        (b) Each Share held in the treasury of the Company or held by Parent or Buyer or any other Subsidiary of Parent, if any, immediately prior to the Effective Time, shall be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto.

        (c) Each outstanding share of common stock of Buyer shall be converted into one (1) share of common stock of the Surviving Corporation.

        (d) If between the date of this Agreement and the Effective Time the number of outstanding shares of capital stock of the Company shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split-up, combination, exchange of shares or the like other than pursuant to the Merger, the Per Share Amount payable to each holder of Shares shall be correspondingly adjusted.

        3.3 Payment of Cash for Shares

        (a) At the Effective Time, the Surviving Corporation shall irrevocably deposit or cause to be deposited with a paying agent appointed by Buyer and reasonably acceptable to the Company (the "PAYING AGENT"), as agent for the holders of Shares to be cancelled in accordance with SECTION 3.2(A), cash in the aggregate amount required to pay the Merger Consideration in respect of such securities outstanding immediately prior to the Effective Time. Pending distribution pursuant to SECTION 3.3(B) hereof of the cash deposited with the Paying

Agent, such cash shall be held in trust for the benefit of the holders of the Shares converted pursuant to the Merger and such cash shall not be used for any other purposes. Promptly, and in no event later than five Business Days after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each Person who was, at the Effective Time, a holder of record of Shares entitled to receive the Per Share Amount pursuant to SECTION 3.2 hereof, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing the Shares (the "SHARE CERTIFICATES") shall pass, only upon proper delivery of the Share Certificate(s) to the Paying Agent) and instructions for use in effecting the surrender of the Share Certificate(s) pursuant to such letter of transmittal. Upon surrender to the Paying Agent of a Share Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Share Certificate shall be entitled to receive in exchange therefor the Per Share Amount for each Share formerly evidenced by such Share Certificate, and such Share Certificate shall thereupon be cancelled. No interest shall accrue or be paid on the Per Share Amount payable upon the surrender of any Share Certificate for the benefit of the holder of such Share Certificate and any required withholding taxes on the Per Share Amount may be withheld by Buyer or the Paying Agent. All interest accrued in respect of the cash deposited with the Paying Agent shall accrue to the benefit of and be paid to the Surviving Corporation.

        (b) After surrender to the Paying Agent of any Share Certificate or other instrument which prior to the Effective Time shall have represented any Shares, the Paying Agent shall promptly distribute to the Person in whose name such Share Certificate or other instrument shall have been registered, a check representing the Merger Consideration that such Person has the right to receive pursuant to the provisions of this ARTICLE 3. Until so surrendered and cancelled, each such Share Certificate or other instrument shall, after the Effective Time, be deemed to represent only the right to receive the Per Share Amount, and until such surrender and cancellation, no cash shall be paid to the holder of such outstanding Share Certificate or other instrument in respect thereof. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease, except for Dissenting Shares and otherwise as required by law, to have any rights with respect to such Shares, other than the right to receive the Per Share Amount as provided in this Agreement.

        (c) If payment is to be made to a Person other than the registered holder of the Shares represented by the Share Certificate or other instrument so surrendered in exchange therefor, it shall be a condition to such payment that the Share Certificate or other instrument so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Paying Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Shares or establish to the satisfaction of the Paying Agent that such tax has been paid or is not payable.

        (d) After the Effective Time, there shall be no further transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Share Certificates representing the Shares are presented to the Surviving Corporation, they shall be cancelled and exchanged for the Per Share Amount provided for, and in accordance with the procedures set forth in this ARTICLE 3.

        (e) If any cash deposited with the Paying Agent for purposes of payment in exchange for the Shares remains unclaimed one year after the Effective Time, such cash shall be returned to the Surviving Corporation, upon demand, and any such holder who has not converted the Shares into the Per Share Amount or otherwise received the Per Share Amount pursuant to this Agreement prior to that time shall thereafter look only to the Surviving Corporation for payment of the Per Share Amount. Notwithstanding the foregoing, the Surviving Corporation shall not be liable to any holder of Shares for any amount paid to a public official pursuant to applicable unclaimed property laws. Any amounts remaining unclaimed by holders of Shares seven (7) years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity) shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of any claims or interest of any Person previously entitled thereto.

        (f) Any portion of the Merger Consideration made available to the Paying Agent to pay for Shares for which dissenters' rights have been perfected as provided in SECTION 3.4 hereof shall be returned to the Surviving Corporation upon demand.

        (g) No dividends or other distributions with respect to capital stock of the Company with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate for the Shares.

        (h) In the event that any Share Certificate or other instrument representing Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate or other instrument to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such holder of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Share Certificate or other instrument, the Paying Agent will issue in exchange for and in lieu of such lost, stolen or destroyed certificate or other instrument representing the Shares, the Per Share Amount, and unpaid dividends and distributions on Shares deliverable in respect thereof, pursuant to this Agreement and the Merger, without interest and less any required withholding taxes.

        3.4 DISSENTING SHARES

        Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time that are held by a holder who has delivered a written demand for appraisal of such Shares in accordance with Section 262 of the DGCL (the "DISSENTING SHARES") shall not be converted into the right to receive the Per Share Amount as provided in SECTION 3.1 hereof, unless and until such holder fails to perfect or efficiently withdraws or otherwise loses such holder's right to appraisal and payment under the DGCL. Such holder shall be entitled to receive payment of the appraised value of such Shares in accordance with the provisions of the DGCL; PROVIDED, THAT, such holder complies with the provisions of Section 262 of the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or otherwise loses such holder's right to appraisal, such Dissenting Shares shall thereupon be treated as if they had been converted as of the Effective Time into the right to receive the Per Share Amount, without interest thereon. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of

Shares, and, prior to the Effective Time, Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

        3.5 STOCK OPTIONS

        (a) At the Effective Time, each outstanding and unexercised option to purchase Shares (a "COMPANY OPTION") pursuant to the 1998 Stock Option Plan of the Company (the "COMPANY OPTION PLAN") or pursuant to other compensatory option plans or agreements set forth in SECTION 3.5(A) of the Disclosure Schedule, whether vested or unvested, shall be converted into an obligation of the Company to pay, and the right of the holder thereof to receive, in full satisfaction of each Company Option, the "CASH AMOUNT" with respect to such Company Option. The "CASH AMOUNT" for any Company Option shall equal the product of: (1) the excess, if any, of the Offer Price over the exercise price per Share of such Company Option and (2) the number of Shares underlying such Company Option. The Company shall take all reasonable actions necessary to cause the Company's employees and directors to consent, to the extent required, to the transactions contemplated by this SECTION 3.5 no later than immediately prior to the Effective Time. Except as may be otherwise agreed to by Parent or Buyer and the Company, as of the Effective Time, (A) the Company Option Plan shall terminate, (B) the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any of its Subsidiaries shall be deleted and (C) no holder of Company Options or any participant in the Company Option Plans or any other plans, programs or arrangements shall have any rights thereunder to acquire any Equity Interests of the Company, the Surviving Corporation or any subsidiary thereof. All Company Options outstanding as of the date hereof and the price at which they are exercisable are listed on SECTION 3.5(A) of the Company Disclosure Letter. The Company and Parent agree that the Cash Amounts are the sole payments that will be made with respect to or in relation to the Company Options.

        (b) All warrants and other Equity Interests of the Company other than Company Options (which shall be subject to the provisions of Section 3.5(a) above) shall be canceled as of the Closing Date. At or before the Effective Time, the Company shall use commercially reasonable efforts to take all actions, in a manner reasonably satisfactory to Parent, necessary or advisable to give effect to the foregoing provisions of this SECTION 3.5.

        (c) As soon as practicable, and in no event greater than five Business Days following, the Effective Time, Parent shall cause to be mailed to the holder of each Company Option, the Cash Amount payable with respect to such Company Option to such holder pursuant to SECTION 3.5(A) hereof.

        3.6 The Closing

        The closing of the Merger (the "CLOSING") shall take place (i) at the offices of Akin, Gump, Strauss, Hauer & Feld LLP, 2029 Century Park East, Los Angeles, California 90067 at 9:00 A.M. (Los Angeles time) on the Business Day on which the Parties hereto designate as the closing date following the fulfillment or waiver of the conditions set forth in ARTICLE 7 hereof in accordance with this Agreement or (ii) at such other place and time and/or on such other date as the Company and Parent may agree (the "CLOSING DATE").

                                   ARTICLE 4.
                         REPRESENTATIONS AND WARRANTIES
                           CONCERNING PARENT AND BUYER

        Parent and Buyer each represent and warrant to the Company that, except as set forth in the disclosure letter delivered at or prior to the execution of this Agreement (the "PARENT DISCLOSURE LETTER"):

        4.1 ENTITY STATUS

        Each of Parent and Buyer is a corporation duly created, formed or organized, validly existing and in good standing under the Laws of the State of Delaware. Parent and Buyer each has the requisite power and authority to own or lease its properties and to carry on its business as currently conducted. Parent has previously furnished to the Company complete and correct copies of its and Buyer's Organizational Documents. Parent and Buyer are not in Breach of any provisions of their respective Organizational Documents. Parent and Buyer each are qualified to do business in all jurisdictions where such qualification is required. There is no pending or Threatened Action for the dissolution, liquidation, insolvency, or rehabilitation of Parent or Buyer.

        4.2 POWER AND AUTHORITY; ENFORCEABILITY

        Parent and Buyer each has the requisite power and authority to execute and deliver each Transaction Document to which it is party, and to perform and consummate the Offer, the Merger and the other transactions contemplated hereby and thereby. The execution, delivery and performance by Parent and Buyer of this Agreement, the Buyer Option Agreement, and the consummation of the Offer, the Merger and the other transactions contemplated hereby and thereby have been duly authorized by the boards of directors of each of Parent and Buyer and by the sole stockholder of Buyer, and no other corporate action on the part of Parent or Buyer is necessary to authorize the execution and delivery or performance by Parent and Buyer of this Agreement or the consummation of such transactions. Each Transaction Document to which Parent and Buyer is a party has been duly authorized, executed and delivered by, and is Enforceable against, Parent and Buyer, respectively.

        4.3 CONSENTS AND APPROVALS; NO DEFAULTS

(a) No consents or approvals of, or filings or registrations with, any Governmental Entity or with any third party are required to be made or obtained by Parent or Buyer in connection with the execution, delivery or performance by Parent or Buyer of this Agreement except for (i) filings of applications, registrations, statements, reports or notices (and expiration of any applicable notice periods) with the United States Department of Justice, the Federal Trade Commission, the SEC and state securities authorities, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and
(iii) consents, approvals, filings, or registrations, the absence of which would not, individually or in the aggregate, have a Material Adverse Effect on Parent or Buyer or adversely affect or delay any of the transactions contemplated herein.

        (b) Subject to receipt of the approvals referred to in the preceding paragraph, and the expiration of related waiting periods, the execution, delivery and performance of this Agreement, the consummation of the transactions contemplated hereby, and compliance with the provisions hereof do not and will not (i) result in any Breach of the terms, conditions, or provisions of the Organizational Documents of Parent or Buyer; (ii) result in a Breach of any provisions of, or result in the creation or imposition of (or the obligation to create or impose) any Encumbrance under, any of the terms, conditions or provisions of any Contract, Order or Permit to which Parent or Buyer is a party or by which it or any of its properties or assets may be bound or affected; or
(iii) violate any Law or Order applicable to Parent or Buyer, except for any Breach, or Encumbrance which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent or Buyer or adversely affect or delay any of the transactions contemplated herein.

        4.4 OWNERSHIP OF BUYER; BUYER'S OPERATIONS

        (a) As of the Effective Time, all of the outstanding capital stock of Buyer will be owned directly by Parent.

        (b) Buyer was formed solely for the purpose of engaging in the transactions contemplated herein and has not engaged in any business activities or conducted any operations other than in connection with such transactions.

        4.5 BROKERS' FEES

        Neither Parent nor Buyer has any liability to pay any compensation to any broker, finder, or agent with respect to the transactions contemplated hereby.

        4.6 ABILITY TO CONSUMMATE THE TRANSACTIONS

        For all purposes of and under this Agreement, the Debt Commitment Letter and the Equity Commitment Letter shall be referred to together as the "FINANCING AGREEMENTS" and the financing to be provided thereunder and/or by Substitute Lenders pursuant to Section 6.10 shall be referred to as the "FINANCING." The aggregate proceeds of the Financing Agreements and the current capital of Parent and Buyer as of the date hereof are in an amount sufficient to consummate the transactions contemplated by this Agreement and the other transactions contemplated hereby in accordance with the terms hereof and thereof. Neither the Equity Commitment Letter nor the Debt Commitment Letter has been withdrawn and neither Parent nor Buyer knows of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in the Financing Agreements not being satisfied.

        4.7 STATEMENTS TRUE AND CORRECT

        None of the information (including this Agreement) supplied or to be supplied by Parent or Buyer (i) to the Company for inclusion in the Schedule 14D-9 or in any other filings with the

SEC in connection with the transactions contemplated by this Agreement or (ii) to any Governmental Entity in connection with the transactions contemplated by this Agreement will, at the respective time such documents are supplied, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or omit to state any material fact necessary to correct any statement in any earlier communication to any Governmental Entity.

        4.8 REGULATORY APPROVALS

        Neither Parent nor Buyer has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to materially impede or delay receipt of any consents of a Governmental Entity necessary in connection with the consummation of the Offer, the Merger, or any of the transactions contemplated by this Agreement which if not obtained, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect on Parent or Buyer or materially alter or delay the transactions contemplated herein.

                                   ARTICLE 5.
                         REPRESENTATIONS AND WARRANTIES
                        CONCERNING THE ACQUIRED ENTITIES

        The Company represents and warrants to Parent and Buyer that, except as set forth in the disclosure letter delivered at or prior to the execution of this Agreement (the "COMPANY DISCLOSURE LETTER"):

        5.1 Corporate Status

        Each Acquired Entity is an entity duly created, formed or organized, validly existing, and in good standing under the Laws of the jurisdiction of its creation, formation, or organization. Each Acquired Entity is duly authorized to conduct its business and is in good standing under the laws of each jurisdiction where such qualification is required. Each Acquired Entity has the requisite power and authority necessary to own or lease its properties and to carry on its businesses as currently conducted, except where the failure to do so would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The Company has delivered to Parent correct and complete copies of its Organizational Documents, as amended to date. The Company is not in Breach of any provision of its Organizational Documents. No Acquired Entity is in Breach of any provision of its Organizational Documents except where such breach would not, individually or in the aggregate have a Material Adverse Effect on the Company. There is no pending or, to the Company's Knowledge, Threatened Action for the dissolution, liquidation, insolvency, or reorganization of any Acquired Entity.

        5.2 POWER AND AUTHORITY; ENFORCEABILITY

        The Company has the requisite power and authority necessary to execute and deliver each Transaction Document to which it is a party and to perform and consummate the Offer, the Merger and the other transactions contemplated hereby and thereby. The execution, delivery and performance by the Company of this Agreement and the consummation of the Offer, the Merger and the other transactions contemplated hereby and thereby have been duly authorized by the Company Board, and no other corporate action on the part of the Company (other than approval by the Company Stockholders of the Merger) is necessary to authorize the execution, delivery and performance by the Company of this Agreement or the consummation of such transactions. Each Transaction Document to which the Company is a party has been duly authorized, executed and delivered by, and, assuming due authorization by Parent and Buyer, is Enforceable against the Company, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditor rights and for general equitable principles.

        5.3 CONSENTS AND APPROVALS; NO DEFAULTS

        (a) No consents or approvals of, or filings or registrations with, any Governmental Entity are required to be made or obtained by any Acquired Entity in connection with the execution, delivery or performance by any Acquired Entity of this Agreement except for (i) filings of applications, registrations, statements, reports or notices (and expiration of any applicable notice periods) with the United States Department of Justice, the Federal Trade Commission, the NASD, the SEC and state securities authorities, (ii) the requisite approval of this Agreement by the holders of the capital stock of the Company entitled to vote thereon, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (iv) consents, approvals, filings, or registrations, the absence of which would not, individually or in the aggregate, have a Material Adverse Effect on the Company or adversely affect or delay any of the transactions contemplated herein.

        (b) Subject to receipt of the approvals referred to in the preceding paragraph, and the expiration of related waiting periods, the execution, delivery and performance of this Agreement, the consummation of the transactions contemplated hereby, and compliance with the provisions hereof do not and will not (i) result in any Breach of the terms, conditions, or provisions of, the respective Organizational Documents of the Acquired Entities; (ii) result in a Breach of any provisions of, or result in the creation or imposition of (or the obligation to create or impose) any Encumbrance upon any of the properties or assets of an Acquired Entity under, any of the terms, conditions or provisions of any Contract, Order or Permit to which an Acquired Entity is a party or by which it or any of its properties or assets may be bound or affected so as in any such case to result in a Material Adverse Effect on the Company; or (iii) violate any Law or Order applicable to an Acquired Entity except for any Breach or Encumbrance which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company or adversely effect or delay any of the transactions contemplated herein.

        5.4 BROKERS' FEES

        Other than fees payable to the Financial Advisor under the letter agreement between the Company and CSFB dated November 1, 2001, no Acquired Entity has any Liability to pay any compensation to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

        5.5 CAPITALIZATION

        The Company's authorized capital stock consists of: (a) 350,000,000 Shares of Company Common Stock, of which 145,511,579 Shares are issued and outstanding as of November 16, 2001 and no Shares are held in treasury, and (b) 50,000,000 shares of preferred stock, of which 35,000,000 are designated Series A Preferred, par value $.01 per share, of which none are issued and outstanding. All of the issued and outstanding Shares: (a) have been duly authorized and are validly issued, fully paid, and nonassessable, (b) were issued in compliance in all material respects with all applicable state and federal securities Laws, and
(c) were not issued in Breach of any Equity Commitments. No Equity Commitments exist with respect to any Equity Interest of the Company, and no such Equity Commitments will arise in connection with the transactions contemplated hereby. Other than the Stock Purchase Agreements, there are no Contracts to which the Company is a party or to the Knowledge of the Company, to which persons other than the Company are party, with respect to the voting or transfer of the Company's Equity Interests. The Company is not obligated to redeem or otherwise acquire any of its outstanding Equity Interests.

        5.6 COMPANY SUBSIDIARIES

        All of the issued and outstanding Equity Interests of each Subsidiary
(A) that is a corporation have been duly authorized and are validly issued, fully paid, and nonassessable and (B) that is not a corporation have (i) been duly created pursuant to the Laws of the jurisdiction of such Subsidiary, (ii) have been issued and paid for in accordance with the Organizational Documents governing such Subsidiary, and (iii) except as expressly contemplated by the Organizational Documents governing such Subsidiary, are fully paid and non-assessable and require no further capital contribution. The Acquired Entities hold of record and own beneficially all of the outstanding Equity Interests of the Subsidiaries, free and clear of any Encumbrances, rights of first refusal, preemptive rights, community property interest, or restrictions of any nature (including any restriction on the voting, transfer, possession or attribute of ownership of any security (other than restrictions under the Securities Act and state securities Laws)). No Equity Commitments exist with respect to any Equity Interests of such Subsidiaries and no such Equity Commitments will arise in connection with the transactions contemplated by this Agreement. There are no outstanding or authorized Equity Commitments with respect to any Subsidiary or its Equity Interests. There are no Contracts with respect to the voting or transfer of any Subsidiary's Equity Interests. No Subsidiary is obligated to redeem or otherwise acquire any of its Equity Interests. No Acquired Entity controls, directly or indirectly, or has any direct or indirect Equity Interest in any Person that is not an Acquired Entity.

        5.7 COMPANY REPORTS AND FINANCIAL STATEMENT

        The Company has filed with the SEC all forms, reports, registration statements, proxy statements and other documents (collectively, the "COMPANY REPORTS") required to be filed by the Company under the Securities Act, the Exchange Act, and the rules and regulations promulgated thereunder (collectively, the "SECURITIES LAWS"), except failures to file which, individually or in the aggregate, do not have a Material Adverse Effect on the Company. The Company has heretofore made available (which, for these purposes, shall include items available in the EDGAR database) to Parent true and complete copies of all Company Reports filed as of the date hereof. As of their respective dates, or, if amended, as of the date of the last such amendment prior to the date of this Agreement, or, in the case of registration statements, as of their effective dates, all of the Company Reports, including all exhibits and schedules thereto and all documents incorporated by reference therein: (i) in all material respects were prepared in accordance with the requirements of the Securities Laws applicable thereto, and
(ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements, in light of the circumstances under which they were made, not misleading. The Company has filed with the SEC all documents and agreements which were required to be filed as exhibits to the Company Reports, except failures to file, if any, which, individually or in the aggregate, do not have a Material Adverse Effect on the Company. The audited consolidated financial statements and unaudited interim consolidated financial statements of the Company included or incorporated by reference in the Company Reports (collectively, the "FINANCIAL STATEMENTS") have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated therein or in the notes thereto or, in the case of unaudited Financial Statements, do not contain footnotes as permitted by Form 10-Q of the Exchange Act) and fairly present in all material respects the financial position of the Company as of and at the dates thereof and the results of operations and cash flows for the periods indicated, subject in the case of the unaudited interim financial statements, to normal adjustments and any other adjustments described therein, which were not and are not expected to be material in amount or effect. Except as set forth or reflected in the Financial Statement at September 29, 2001, included in the Company's report on Form 10Q for the quarter ended September 29, 2001 (the "SEPTEMBER 2001 FINANCIAL STATEMENT"), neither the Company nor any of its Subsidiaries, has any liabilities or obligations of any kind or nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected, reserved against or disclosed in any balance sheet of the Company or any of its Subsidiaries, or in the notes thereto, prepared in accordance with GAAP consistently applied, except liabilities arising since September 29, 2001 (the "BALANCE SHEET DATE") either (i) in the Company's Ordinary Course of Business;
(ii) which, individually or collectively, would not have a Material Adverse Effect on the Company; or (iii) related to this Agreement or the transactions contemplated hereby. The cash in the bank accounts of the Company at October 27, 2001 is not materially less than the amount of cash reflected on the unaudited balance sheet of the Company dated as of October 27, 2001 which was provided to the Parent.

        5.8 Subsequent Events

        Since the Balance Sheet Date, the Company has not experienced a Material Adverse Change.

        5.9 Legal Compliance

        Each Acquired Entity: (i) is in compliance with all Laws and Orders applicable thereto or to the business of the Acquired Entity, except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company; (ii) has all Permits, Orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such Permits, Orders and approvals are in full force and effect and, to the Knowledge of the Company no suspension or cancellation of any of them is Threatened, except where such failure to obtain or maintain the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company; and (iii) has not received any notification or communication, from any Governmental Entity: (a) asserting that any Acquired Entity is not in compliance with any of the statutes, regulations or ordinances which such Governmental Entity enforces or (b) Threatening to revoke any license, franchise, permit or governmental authorization nor, to the Knowledge of the Company, does a basis for any of the foregoing exist, except such notifications or communications which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

        5.10 Tax Matters

        All Tax Returns that are required to be filed (taking into account any extensions of time within which to file) by or with respect to any Acquired Entity have been duly filed, except where the failure to file would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company; (ii) each Acquired Entity has paid all Taxes shown as due and payable on such Tax Returns or adequate reserves for such Taxes are reflected on the September 2001 Financial Statement, (iii) all deficiencies asserted or assessments made as a result of an examination by any taxing authority have been paid in full or adequate reserves therefor are reflected on the September 2001 Financial Statement, (iv) in connection with the examination of any of the Tax Returns referred to in clause (i), no issues have been raised by any taxing authority that are currently pending, and (v) there are no outstanding or pending waivers of statutes of limitation that have been given by or requested with respect to any Taxes of any Acquired Entity. The Company has made available to Parent true and correct copies of the United States federal income Tax Returns filed by each Acquired Entity for each of the three most recent fiscal years ended on or before June 30, 2001. None of the Acquired Entities has any liability with respect to income, franchise or similar Taxes that accrued on or before the end of the most recent period covered by the Financial Statements included in the Company Reports filed prior to the date hereof in excess of the amounts accrued with respect thereto that are reflected in such Financial Statements, except where the failure to so accrue would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. No Acquired Entity is a party to any Tax allocation or sharing agreement (other than agreements among members of the Affiliated Group of which the Company is the common parent), is or has been a member of an Affiliated Group filing consolidated or combined Tax Returns (other than a group the common parent of which is or was the Company is the common parent) or otherwise has any liability for the Taxes of any Person (other than an Acquired Entity).

        5.11 Title to Assets

        Each Acquired Entity holds good and marketable title to, or a valid leasehold, consignment or License in each item of material tangible personal property owned or used by or in the possession of that Acquired Entity except where the failure to hold such title or interest would not have a Material Adverse Effect on the Company.

        5.12 Intellectual Property

        (a) The Software owned or purported to be owned by any Acquired Entity was either (i) developed within the scope of their employment by employees of an Acquired Entity who have assigned to the Company all rights to such software;
(ii) developed by independent contractors who have assigned their rights to the Company or any of its Subsidiaries pursuant to written agreements; or (iii) otherwise acquired by the Company or a Subsidiary from a third party.

        (b) Each of the Acquired Entities has taken all reasonable commercial steps to protect their respective rights in Trade Secrets. The Acquired Entities have taken all reasonable commercial steps to protect their respective rights in the Trade Secrets of third parties in accordance with the terms of any Contracts relating to such third-party Trade Secrets to which any Acquired Entity is a party.

        (c) The Acquired Entities own or have the right to use pursuant to a valid Contract, all Intellectual Property used by each Acquired Entity immediately prior to the Closing or necessary to the operation of the business of the Acquired Entities as currently proposed to be conducted, except where the absence of such rights or licenses would not have a Material Adverse Effect on the Company. Each item of material Intellectual Property owned or used by each Acquired Entity immediately prior to the Closing will be owned or available for use by such Acquired Entity on identical terms and conditions immediately subsequent to the Closing. Each Acquired Entity has taken all commercially reasonable actions to maintain and protect each item of Intellectual Property that is material to its business that it owns or uses. To the Knowledge of the Company no such Intellectual Property is subject to any adverse claim of title. No adverse claim of title has been Threatened with respect to Intellectual Property owned by the Company and to the Knowledge of the Company there is no basis therefor except with respect to trademarks.

        (d) No Acquired Entity has in any material respect interfered with, infringed upon, (whether directly, or by contribution or inducement), misappropriated, or otherwise come into conflict with any other Person's material Intellectual Property, and no Acquired Entity has ever received any written notice alleging any such interference, infringement, misappropriation, or violation (including any claim that each Acquired Entity must license or refrain from using any other Person's Intellectual Property). To the Knowledge of the Company, no third Person has any Intellectual Property that interferes or would be likely to interfere with any Acquired Entity's use of any of its Intellectual Property where such interference would have a Material Adverse Effect on the Company. To the Company's Knowledge, no other Person has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Acquired Entity's Intellectual Property where such interference would have a Material Adverse Effect on the Company. For the purpose of this Section 5.12(d) trademarks shall be excluded from the definition of Intellectual Property.

        (e) No Acquired Entity has granted any sublicense or similar Contract with respect to the Contract.

        (f) All current technical employees of any Acquired Entity have executed written Contracts with the applicable Acquired Entity that assign to such Person all rights to any inventions, improvements, discoveries or information relating to any Acquired Entity's business.

5.13    MATERIAL CONTRACTS; DEFAULTS

        The Company is not in Breach of any material Contract except for such Breaches that would not, individually or in the aggregate, have a Material Adverse Effect on the Company. None of the Contracts of the Company contain any provisions that upon a change of control of the Company would have a Material Adverse Effect on the Company.

        5.14 LITIGATION

        Except as disclosed in the Company Reports, no Acquired Entity: (a) is subject to any outstanding Order or (b) is a party or, to the Knowledge of the Company, is Threatened to be made a party to any Action.

        5.15 LABOR; EMPLOYEES

        No Acquired Entity is a party to or bound by any collective bargaining Contract, nor have any of them experienced any strikes, grievances, material claims of unfair labor practices, or other collective bargaining disputes. To the Knowledge of the Company, no acquired entity has committed any unfair labor practice. The Company does not have any Knowledge of any organizational effort currently being made or Threatened by or on behalf of any labor union with respect to employees of any Acquired Entity.

        5.16 EMPLOYEE BENEFITS

        (a) Neither the Company nor any ERISA Affiliate maintains, administers or otherwise contributes to any Employee Benefit Plan with respect to any Acquired Entity's or ERISA Affiliate's current or former employees. The Company has delivered or made available to Parent correct and complete copies of the plan, Contracts and summary plan descriptions, the most recent determination letter or similar ruling received from the Internal Revenue Service, the Form 5500 Annual Report (if applicable) for the three (3) most recent years available, and all related trust, insurance, and other funding Contracts which implement each such Employee Benefit Plan.

        (b) Each such Employee Benefit Plan (and each related trust, insurance Contract, or fund) complies in form and in operation in all material respects with the applicable requirements of ERISA, the Code, and other Laws. Each such Employee Benefit Plan that is intended to meet the requirements to be a "qualified plan" under Code Section 401(a) has a current favorable determination letter (prototype opinion letter or similar letter or opinion) from the Internal Revenue Service or has a remaining period of time to apply for such letter or opinion. The requirements of Part 6 of Title I of ERISA and of Code Section 4980B have been met with respect to each such Employee Benefit Plan that is an Employee Welfare Benefit Plan, in all material respects, that provides group health benefits.

        (c) All required reports and descriptions (including Form 5500 Annual Reports, Summary Annual Reports, and Summary Plan Descriptions) have been filed or distributed appropriately, in all material respects, with respect to each such Employee Benefit Plan.

        (d) All contributions and premiums required of any Acquired Entity by any legal requirement or by the terms of any of its Employee Benefit Plans or any Contract relating thereto have been timely made (without regard to any waivers granted with respect thereto) or accrued except where any noncompliance or late payment would be immaterial. All material obligations of the Acquired Entities with respect to each of their Employee Benefit Plans have been paid or performed. All such amounts properly accrued through the Closing with respect to the current plan year thereof will be paid by the Company or a Subsidiary of the Company when due.

        (e) (i) none of such Employee Benefit Plans is a money purchase plan or a defined benefit plan, and (ii) none of such Employee Benefit Plans is a "multi-employer plan" as defined in Section 3(37) of ERISA and Seller has not been obligated to make a contribution to any "multi-employer plan" within the past six years. Seller would have no withdrawal liability if it withdrew from any "multi-employer plan" in which it participates.

        (f) With respect to each Employee Benefit Plan that each Acquired Entity, and the ERISA Affiliates which includes the Acquired Entities, maintains or ever has maintained or to which any of them contributes, ever has contributed, or ever has been required to contribute:

                (i) there have been no Prohibited Transactions that are not exempt with respect to any such Employee Benefit Plan;

                (ii) no Fiduciary, to the Knowledge of the Company, has any Liability for Breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any such Employee Benefit Plan; and

                (iii) no Action with respect to the contribution, administration or the investment of the assets of any such Employee Benefit Plan (other than routine claims for benefits or related to qualified domestic relations Orders (within the meaning of Code Section 414(p))) is pending or, to the Knowledge of the Company, Threatened and no Acquired Entity has incurred, and no Acquired Entity has any reason to expect that each Acquired Entity will incur, any material Liability under the requirements of ERISA, the Code, and other Laws with respect to any such Employee Benefit Plan that is an Employee Pension Benefit Plan.

        (g) No Acquired Entity maintains or ever has maintained or contributes, ever has contributed, or ever has been required to contribute, to any Employee Welfare Benefit Plan providing post-employment medical, health, or life insurance or other welfare-type benefits for current or future retired or terminated employees, their spouses, or their dependents (other than in accordance with Code Section 4980B and Part 6 of Title I of ERISA or applicable state law or pursuant to employment or severance agreements).

        (h) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in payment (either of severance pay or otherwise) becoming due from any of the Employee Benefit Plans, Company or Buyer to any current or former employee or self-employed individual, and will not result in the payment, vesting, acceleration or increase of any benefit payable under any Employee Benefit Plan to any current or former employee or self-employed individual.

        Notwithstanding anything in this SECTION 5.16 to the contrary, Breaches of this SECTION 5.16 shall only be taken into account to the extent that they, individually or in the aggregate, would have a Material Adverse Effect on the Company.

        5.17 STATEMENTS TRUE AND CORRECT

        None of the information (including this Agreement) supplied or to be supplied by any Acquired Entity: (i) to Parent and Buyer for inclusion in the Offer Documents or in any other filings with the SEC in connection with the transactions contemplated by this Agreement; or (ii) to any Governmental Entity in connection with the transactions contemplated by this Agreement will, at the respective time such documents are supplied, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or omit to state any material fact necessary to correct any statement in any earlier communication to any Governmental Entity.

        5.18 REGULATORY APPROVALS

        No Acquired Entity has taken any action, nor does the Company have any Knowledge of any fact or circumstance that is reasonably likely to materially impede or delay receipt of any Consents of a Governmental Entity necessary in connection with the consummation of the Offer and the Merger, which if not obtained, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect on the Company or materially alter or delay the transactions contemplated herein.

        5.19 Opinion of Financial Advisor

        The Company has received the written opinion of the Financial Advisor, dated as of the date of this Agreement, to the effect that the consideration to be received pursuant to this Agreement by the holders of the shares of Common Stock is fair to such holders (other than, Mr. Lap Shun Hui, KDS USA, Inc., Parent and their respective Affiliates) from a financial point of view.

                                   ARTICLE 6.
                                    COVENANTS

        The Parties covenant and agree as follows:

        6.1 NOTICES AND CONSENTS

        Each of the Company, Parent and Buyer, will give any notices to third parties, and will use its reasonable best efforts to obtain any third party Consents listed in SECTIONS 4.3 AND 5.3 of the Company Disclosure Letter and the Parent Disclosure Letter, respectively. Each Party will give any notices to, make any filings with, and use its reasonable efforts to obtain any Consents of Governmental Authorities, if any, required in connection with the transactions contemplated herein including in connection with the matters referred to in SECTIONS 4.3 AND 5.3, respectively, and to use such Party's commercially reasonable efforts to agree jointly on a method to overcome any objections by any Governmental Entity to the transactions contemplated herein. Nothing in this
SECTION 6.1 will require that Parent or its Affiliates divest, sell, or hold separately any of its assets or properties, nor will this SECTION 6.1 require that Parent, its Affiliates, or the Acquired Entities take any actions that could affect the normal and regular operations of Parent, its Affiliates, or the Acquired Entities after the Closing.

        6.2 Operation of Business

        Except as set forth in SECTION 6.2 of the Company Disclosure Letter or otherwise expressly contemplated by this Agreement or as consented to in writing by Parent (any decision grant or withhold such consent to be given in a timely manner) during the period from the date hereof to the Changeover Time the Company will, and will cause each of the Company's Subsidiaries to: (i) conduct its operations in the Ordinary Course of Business and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, (ii) use commercially reasonable efforts to preserve intact its current business organizations, keep available the service of its current officers and employees and preserve its current relationships with customers, suppliers, distributors, lessors, creditors, employees, contractors and others having business dealings with it, and (iii) continue to take all commercially reasonable action that may be necessary or advisable to protect and preserve its Intellectual Property. Without limiting the generality of the foregoing, except as set forth in Section 6.2 of the Company Disclosure letter or otherwise expressly provided in this Agreement or as consented to in writing by Parent, prior to the Expiration Date, neither the Company nor any of its Subsidiaries will:

        (a) amend its Organizational Documents;

        (b) authorize for issuance, issue, sell, deliver or agree to commit to issue, sell or deliver (whether through the issuance or granting of Equity Commitments or otherwise) any stock of any class or any other debt or equity securities or equity equivalents (including any stock options or stock appreciation rights), except for the issuance and sale of Shares pursuant to the exercise of Options or Equity Commitments granted prior to the date hereof;

        (c) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, make any other actual, constructive or deemed distribution in respect of its capital stock or otherwise make any payments to stockholders in their capacity as such, or redeem or otherwise acquire any of its securities or any securities of any of the Company's Subsidiaries;

        (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any Acquired Entity (other than the Merger);

        (e) alter through merger, liquidation, reorganization, restructuring or any other fashion the corporate structure of any of the Company's Subsidiaries;

        (f) (i) incur or assume any long-term or short-term debt or issue any debt securities in each case, except for borrowings under existing lines of credit in the Company's Ordinary Course of Business, or modify or agree to any amendment of the terms of any of the foregoing; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person except for obligations of the Company's Subsidiaries incurred in the Company's Ordinary Course of Business;
(iii) make any loans, advances or capital contributions to or investments in any other Person (other than to a Subsidiary of the Company) or customary loans or advances to employees in each case in the Ordinary Course of Business; (iv) pledge or otherwise create or suffer to exist any Encumbrance with respect to shares of capital stock of the Company or its Subsidiaries or (v) mortgage or pledge any of its assets, tangible or intangible, or create or suffer to exist any other Encumbrance thereupon;

        (g) except for: (i) increases in salary, wages and benefits of employees of the Company or its Subsidiaries (other than officers and directors of the Company) in accordance with past practices and (ii) increases in salary, wages and benefits granted to employees of the Company or its Subsidiaries (other than officers and directors of the Company) in conjunction with promotions or other changes in job status consistent with past practice or required under existing agreements, except as may be required by applicable Law, enter into, adopt or amend or terminate any bonus, special remuneration, compensation, severance, stock option, stock purchase agreement, retirement, health, life, or disability insurance, severance or other employee benefit plan agreement, trust, fund or other arrangement for the benefit or welfare of any director, officer, employee or consultant in any manner or increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan and arrangement as in effect as of the date hereof (including the granting of stock appreciation rights or performance units);

        (h) grant any severance or termination pay to any director, officer, employee or consultant, except payments made pursuant to written agreements outstanding on the date hereof, which are disclosed in the Company Disclosure Letter and copies of which have been provided to Parent, or as required by applicable federal, state or local law or regulations;

        (i) exercise its discretion to or otherwise voluntarily accelerate the vesting of any Option as a result of the Merger, or otherwise;

        (j) (i) acquire, sell, lease, license, transfer or otherwise dispose of any material assets in any single transaction or series of related transactions having a fair market value in excess of $200,000 in the aggregate, other than sales of its products in the Ordinary Course of Business; (ii) enter into any exclusive license, distribution, marketing, sales or other agreement; or (iii) sell, transfer (other than non-exclusive licenses entered into in the Ordinary

Course of Business of the applicable Acquired Entity) or otherwise dispose of any Intellectual Property;

        (k) except as may be required as a result of a change in applicable Law or in GAAP, change any of the accounting principles, practices or methods used by it;

        (l) except as required by GAAP, revalue in any material respect any of its assets, including writing down the value of inventory or writing-off notes or accounts receivable;

        (m) (i) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other entity or division thereof or any equity interest therein; (ii) enter into any Contract having a term in excess of six (6) months, or any other material Contract; (iii) amend, modify or waive any material right under any material Contract of the Company or any of its Subsidiaries; (iv) modify, in any material respect, its standard warranty terms for its products or amend or modify any product warranties in effect as of the date hereof in any manner that is adverse to the Company or any of its Subsidiaries; or (v) authorize any new capital expenditure or expenditures in excess of $500,000 in the aggregate in any calendar quarter; or (vi) authorize any new or additional manufacturing capacity expenditure or new expenditures for any manufacturing capacity Contracts or arrangements;

        (n) make or revoke any material tax election or settle or compromise any income tax liability in excess of $200,000 or permit any Insurance Policy to expire, or to be canceled or terminated, unless a comparable insurance policy reasonably acceptable to Parent is obtained and in effect;

        (o) fail to file any Tax Returns when due (or, alternatively, fail to file for available extensions) or fail to cause such Tax Returns when filed to be complete and accurate in all material respects;

        (p) fail to pay any material Taxes or other material debts when due unless being contested in good faith and promptly disclosed to Parent;

        (q) settle or compromise any pending or Threatened suit, Action or claim that (i) relates to the transactions contemplated hereby; (ii) the settlement or compromise of which would involve more than $250,000; or (iii) that (A) would otherwise be material to the Company and the its Subsidiaries or (B) relates to any Intellectual Property matters;

        (r) except for this Agreement and the transactions expressly contemplated hereby, take any action or fail to take any action that could (i) limit the utilization of any of the net operating losses, built-in losses, tax credits or other similar items of the Acquired Entities under Section 382, 383, 384 or 1502 of the Code and the Treasury Regulations thereunder, or (ii) cause any transaction in which any Acquired Entity was a party that was intended to be treated as a reorganization under Section 368(a) of the Code to fail to qualify as a reorganization under Section 368(a) of the Code;

        (s) accelerate the collection of receivables or defer the payment of payables, or modify the payment terms of any receivables or payables, other than immaterial changes in a manner consistent with prudent and past business practice and after prior consultation with Parent;

        (t) sell, securitize, factor or otherwise transfer any accounts receivable;

        (u) incur costs or fees in connection with the Offer including the engagement of the Financial Advisor in excess of the amounts set forth in the Company Disclosure Letter; or

        (v) take or agree in writing or otherwise to take any of the actions described in Sections 6.2(a) through 6.2(u) (and it shall not take any action that would make any of the representations or warranties of the Company contained in this Agreement (including the exhibits hereto)) untrue or incorrect.

        6.3 ACCESS TO INFORMATION

        (a) Upon reasonable prior notice, the Company shall afford reasonable access to the officers, employees, accountants, counsel and other representatives of Parent and Buyer (including financing sources and their employees, accountants, counsel and other representatives), during normal business hours during the period prior to the Effective Time, to all its properties, books, Contracts, and records; provided that the Company will not be required to provide such information to the extent that, in the opinion of the Company's legal counsel, such disclosure would constitute a waiver of the attorney-client privilege with respect to the subject matter of underlying the information sought to be disclosed or materially and adversely prejudice the Company in any material pending or Threatened Action.

        (b) During the period prior to the Effective Time, the Company shall promptly furnish to Parent and Buyer (i) a copy of each report, schedule, registration statement and other document in advance of filing it with the SEC, and shall provide Parent and Buyer a reasonable opportunity to review and comment upon such document, during such period, (ii) a copy of each document received by it from the SEC, during such period, and (iii) all other information concerning its business, properties and personnel as Parent and Buyer may reasonably request.

        (c) The Confidentiality Agreement shall apply with respect to the information furnished pursuant to this SECTION 6.3 and otherwise pursuant to this Agreement.

        6.4 ACQUISITION PROPOSAL

        (a) The Company shall not, nor shall it authorize or permit any Company Subsidiary to, nor shall it authorize or permit any officer, director or any investment banker, attorney or other advisor, agent or representative (collectively, "REPRESENTATIVES") of, nor shall it authorize and it shall use commercially reasonable efforts not to permit any employee of, the Company or any Company Subsidiary to, (i) directly or indirectly solicit, initiate or encourage the submission of, any Acquisition Proposal (as defined below), (ii) enter into any agreement with respect to any Acquisition Proposal or (iii) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to any Acquisition Proposal; provided, however, that nothing in this SECTION 6.4 or elsewhere in this Agreement shall prohibit the Company, before the Expiration Date or adoption of this Agreement by the Company

Stockholders, if applicable, from furnishing information regarding the Company or entering into negotiations or discussions with, any person in response to an Acquisition Proposal made, submitted, or announced by such person (and not withdrawn) and any such actions enumerated in this provision shall not be considered a Breach of this Agreement if and to the extent that each of the following conditions is satisfied: (1) such Acquisition Proposal will, in the good faith judgment of the Company Board, lead to a Superior Proposal, (2) such Acquisition Proposal is not attributable to a Breach by the Company of this
SECTION 6.4(A) or SECTION 6.4(B); (3) the Company Board concludes in good faith, after consultation with its outside legal counsel, that it is reasonably likely that the failure to take such action would constitute a Breach of its fiduciary duties to the Company Stockholders under applicable Law; (4) prior to furnishing any such information to, or entering into discussions or negotiations with, such Person, the Company gives Parent written notice of the identity of such Person, the terms and conditions of such Acquisition Proposal and the Company's intention to furnish information to, or enter into discussions or negotiations with, such Person; (5) the Company receives from such Person an executed confidentiality agreement, which shall not in any way restrict the Company from complying with its disclosure obligations under this Agreement, and which shall have terms which (i) are no less favorable in the aggregate to the Company than those set forth in the Confidentiality Agreement and (ii) standstill provisions which are no less favorable to the Company than those set forth in the Confidentiality Agreement; and (6) contemporaneously with furnishing any such information to such Person, the Company furnishes such information to Parent (to the extent that such information has not been previously furnished by the Company to Parent). The Company promptly shall advise Parent of any inquiry with respect to or which could lead to an Acquisition Proposal and shall promptly inform Parent of any material change in any such Acquisition Proposal or inquiry. Subject to the foregoing provisions of this SECTION 6.4, the Company shall, and shall cause its Representatives to, cease immediately all existing activities, discussions and negotiations with Persons other than Parent and Buyer regarding any proposal that constitutes, or which the Company reasonably believes would lead to an Acquisition Proposal, and will take the necessary steps to inform the Persons referred to above of the obligations undertaken in this SECTION 6.4.

        (b) Neither the Company Board nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Buyer, the approval or recommendation by the Company Board or any such committee of this Agreement, the Offer or the Merger, (ii) approve any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any Acquisition Proposal, or (iii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal. Notwithstanding any provision of this Agreement, if, prior to the acceptance for payment of Shares pursuant to the Offer, the Company receives a Superior Proposal and the Company Board determines in good faith, after consultation with outside legal counsel, that it is reasonably likely that the failure to do so would constitute a Breach of its fiduciary duties to the Company Stockholders imposed by applicable Law, the Company Board may withdraw its approval or recommendation of the Offer, the Merger and this Agreement and, in connection therewith, approve or recommend such Superior Proposal, provided, that prior to withdrawing its recommendation or entering into an agreement with respect to or recommending a Superior Proposal the Company Board shall (A) give Parent three Business Days notice of such Superior Proposal, (B) subsequent to such three days notice, terminate this Agreement pursuant to Section 8.1(c) hereof and (C) pay to Parent the Termination Fee provided for in SECTION 8.3.

        (c) Nothing contained in this SECTION 6.4 or elsewhere in this Agreement shall prohibit the Company from complying with Rule 14d-9 under the Exchange Act, from taking and disclosing to its Stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company Stockholders if, in the good faith judgment of the Company Board, after consultation with outside legal counsel, the failure so to disclose would constitute a Breach of its fiduciary duties or a violation of applicable Law.

        (d) For purposes of this Agreement:

        "ACQUISITION PROPOSAL" means any offer, inquiry or proposal (other than an offer or proposal by Parent or an Affiliate of Parent) relating to (i) a merger, tender offer, exchange offer, acquisition, consolidation, or similar transaction involving the at least 10% of the equity securities of the Company or (ii) the acquisition (other than an acquisition by Parent) of a material portion of the assets of the Company outside the Ordinary Course of Business.

        "SUPERIOR PROPOSAL" means an unsolicited bona fide Acquisition Proposal
(i) to acquire, for consideration consisting of solely of cash and/or marketable equity securities, all of the equity securities of the Company entitled to vote generally in the election of directors to the Company Board or all or substantially all of the assets of the Company, (ii) that is not subject to a financing contingency or, if it is subject to a financing contingency, is accompanied by commitment letters in customary form for sufficient financing amounts to satisfy such conditions and containing conditions no less favorable than the conditions in the Commitment Letter, (iii) that the Company Board determines in its good faith judgment (after consultation with a financial advisor and its legal and other advisors) to be more favorable to the Company's stockholders (other than Mr. Lap Shun Hui, KDS USA, Inc., Parent and their respective Affiliates) from a financial perspective than the Offer and the Merger, (iv) that the Company Board determines in its good faith judgment (after consultation with its financial advisor and its legal and other advisors) that such Acquisition Proposal is reasonably capable of being completed (taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal and the party making the Acquisition Proposal), and (v) that does not contain any "due diligence" condition.

        6.5 COVENANTS TO SATISFY CONDITIONS

        Each of the Company and Parent will use its reasonable best efforts to ensure, and to cause its respective Affiliates to ensure, that the conditions set forth in Annex A and ARTICLE 7 hereof are satisfied, insofar as such matters are within the control of such party. Parent and the Company further covenant and agree, with respect to any pending or Threatened Action, preliminary or permanent injunction or other Order, that would adversely affect the ability of the Parties to consummate the transactions contemplated herein, to use their respective reasonable best efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

        6.6 DISCLOSURE PRIOR TO CLOSING

        In the event that, at any time prior to the Closing, the Company or Parent becomes aware that any representation or warranty made by it (and in the case of Parent, by Buyer) in this Agreement shall have become untrue or incorrect in any material respect or of any failure by such party (and in the case of Parent, by Buyer) to perform or comply in any material respect its obligations, agreements and covenants under this Agreement such Party shall promptly provide written notice of such matters to the other Party. However, no such notice provided under this SECTION 6.6 shall be deemed to cure any Breach of any representation or warranty made in this Agreement whether for purposes of determining whether or not the conditions set forth in ARTICLE 7 hereof have been satisfied or otherwise. In addition, the Company shall promptly provide written notice of any events occurring after the date hereof and prior to the Closing that individually or in the aggregate have had or are reasonably expected to have a Material Adverse Effect on the Company.

        6.7 INDEMNIFICATION AND DIRECTORS' AND OFFICER'S INSURANCE

        (a) After the acceptance of Shares for payment in the Offer, the Company shall indemnify and hold harmless (and shall also advance expenses as incurred to the fullest extent permitted under applicable Law), each person who is now or has been prior to the date hereof or who becomes prior to the Effective Time an officer or director of the Company or any of its Subsidiaries (the "INDEMNIFIED PERSONS") against (i) all losses, claims, damages, costs, expenses (including counsel fees and expenses), settlement, payments or liabilities arising out of or in connection with any claim, demand, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was an officer or director of the Company or any of its Subsidiaries, whether or not pertaining to any matter existing or occurring at or prior to the Effective Time and whether or not asserted or claimed prior to or at or after the Effective Time ("INDEMNIFIED LIABILITIES"); and (ii) all Indemnified Liabilities based in whole or in part on or arising in whole or in part out of or pertaining to this Agreement or the transactions contemplated hereby, in each case to the fullest extent required or permitted under applicable Law. Nothing contained herein shall make Parent, Buyer, the Company or the Surviving Corporation, an insurer, a co-insurer or an excess insurer in respect of any insurance policies which may provide coverage for Indemnified Liabilities, nor shall this SECTION 6.7 relieve the obligations of any insurer with respect thereto. The parties hereto intend, to the extent not prohibited by applicable Law, that the indemnification provided for in this
SECTION 6.7 shall apply without limitation to negligent acts or omissions by an Indemnified Person. Each Indemnified Person is intended to be a third party beneficiary of this SECTION 6.7 and may specifically enforce its terms. This
SECTION 6.7 shall not limit or otherwise adversely affect any rights any Indemnified Person may have under any agreement with the Company or under the Company's Organizational Documents as presently in effect.

        (b) From and after the Changeover Time, Parent shall cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and its directors and officers provided to Parent as of or prior to the date hereof (or indemnification agreements in the Company's customary form for directors joining the Company Board prior to the Effective Time) and any indemnification provisions under the Company's or any Acquired Entity's Organizational Documents as in effect immediately prior to the Effective Time.

        (c) For a period of six years after the Effective Time, Parent will maintain or cause the Surviving Corporation to maintain in effect, if available, directors' and officers' liability insurance covering those persons who, as of immediately prior to the Effective Time, are covered by the Company's directors' and officers' liability insurance policy (the "INSURED PARTIES") on terms no less favorable to the Insured Parties than those of the Company's present directors' and officers' liability insurance policy; provided however, that in no event will Parent or the Company be required to expend in any year an annual premium for such coverage in excess of two hundred percent (200%) of the annual premium currently paid by the Company for such coverage (or such coverage as is available for two hundred percent (200%) of such annual premium); provided further, that, in lieu of maintaining such existing insurance as provided above, Parent, at its election, may cause coverage to be provided under any policy maintained for the benefit of Parent or any of its Subsidiaries, so long as the terms are not materially less favorable to the intended beneficiaries thereof than such existing insurance.

        (d) The provisions of this SECTION 6.7 are intended to be for the benefit of, and will be Enforceable by, each Indemnified Person and the heirs and representatives of such Indemnified Person. Parent will not permit the Company or the Surviving Company to, and Parent will not, merge or consolidate with or transfer or assign all or substantially all of its assets to any other Person unless Parent ensures that the surviving or resulting entity or transferee assumes the obligations imposed by this SECTION 6.7.

        6.8 FINANCING AGREEMENTS.

        Parent shall promptly forward to the Company's counsel a copy of all credit documentation prepared pursuant to the Financing Agreements. In the event that one or more of the lenders under the Financing Agreements withdraws its Financing Agreement (or commitment thereunder) or invokes a condition that would prevent the closing of the Financing from occurring, Parent shall promptly notify the Company thereof. In the event that Parent invokes the condition set forth in paragraph (ii) of Annex A hereto, or one or more lenders withdraws its commitment under the Financing Agreements, Parent shall use its commercially reasonable efforts to enter into contracts with one or more substitute lenders designated by Parent ("SUBSTITUTE LENDERS") to allow for the condition set forth in paragraph (ii) of the Annex A hereto to be satisfied.

        6.9 PUBLICITY.

        The initial press release relating to this Agreement shall be a joint press release in a form mutually agreeable to Parent and the Company and the Parent and the Company shall, subject to their respective legal obligations, use reasonable efforts to agree upon the text of any other press release before issuing any such press release or otherwise making public statements with respect to the transactions contemplated hereby; provided, however, that this
Section 6.9 shall not apply if the Company Board shall have withdrawn, or modified, in a manner adverse to Parent or Buyer, its approval or recommendation of this Agreement, the Offer or the Merger or if any Acquisition Proposal shall be publicly disclosed after the date hereof.

        6.10 ESCROW FUNDING.

        In accordance with the Debt Commitment Letter, Company shall immediately prior to the Funding Date establish an escrow account with a financial institution designated by the lender under the Debt Commitment Letter and deposit into such escrow account sufficient funds to satisfy the cash escrow funding requirements set forth in the Debt Commitment Letter.

        6.11 EMPLOYEE BENEFITS

        Each participant in a Company Employee Benefit Plan who continues to be employed by Parent (or any of its Subsidiaries) immediately following the Effective Time shall receive service credit for purposes of determining eligibility to participate, vesting and for any schedule of benefits based on service under Parent Plans for years of service with Company (and its Subsidiaries and predecessors) prior to the Effective Time, provided that such service shall not be recognized to the extent such recognition would result in a duplication of benefits. If Parent elects to cover employees under Employee Benefit Plans maintained by Parent, Parent shall then cause any and all pre-existing condition (or actively-at-work or similar) limitations, eligibility waiting periods and evidence of insurability requirements under any group health plans to be waived with respect to such participants and shall, for the coverage period that includes the Closing Date, provide them with credit for any payments made towards co-payments, deductibles, and offsets (or similar payments) for purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under any Parent Employee Benefit Plans in which they are eligible to participate after the Effective Time.

                                   ARTICLE 7.
                               CLOSING CONDITIONS

        7.1 GENERAL CONDITIONS

        The obligations of the Parties to effect the Closing shall be subject to the satisfaction or waiver, in whole or in part, at or prior to the closing, of each of the following conditions unless waived in writing by Parent and the
Company:

        (a) NO LAW OR ORDERS. No Law or Order shall have been enacted, entered, issued or promulgated by any Governmental Entity (and be in effect) which declares this Agreement invalid or unenforceable in any material respect or which prohibits consummation of the Merger or the transactions contemplated herein, and all governmental Consents and Orders required for the consummation of the Merger and the transactions contemplated hereby shall have been obtained and shall be in effect at the Effective Time.

        (b) PURCHASE OF SHARES IN OFFER. Buyer shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided, however that neither Parent nor Buyer may invoke this condition if Buyer shall have failed to purchase Shares so tendered and not withdrawn in violation of the terms of this Agreement or the Offer.

        (c) HSR. Any applicable waiting period under the HSR Act or other applicable antitrust or similar Law shall have expired or have been terminated with respect to the transactions contemplated herein.

                                   ARTICLE 8.
                                   TERMINATION

        8.1 TERMINATION OF AGREEMENT

        Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated and the transactions contemplated herein abandoned at any time prior to the Effective Time, whether before or after stockholder approval of the Merger:

        (a) By mutual written consent of the Parties;

        (b) By either of the Company or the Parent (acting pursuant to a valid board of directors action) (i) if any Governmental Entity shall have issued an Order, or taken any action which permanently restrains, enjoins or otherwise prohibits the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such Order or Action shall have become final and non-appealable; provided, however, the Party seeking to terminate this Agreement shall have used its commercially reasonable efforts to remove or lift such Order or Action or (ii) the Offer has not been consummated on or before February 28, 2002 (the "TERMINATION DATE"); provided, however, that the right to terminate this Agreement under this SECTION 8.1(B)(ii) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the principal cause of or resulted in the failure of the Offer to have been consummated on or before such date and such action or failure to act constitutes a material Breach of this Agreement;.

        (c) By the Company, if, prior to acceptance of the Shares pursuant to the Offer, (x) the Company shall have entered into an agreement with respect to a Superior Proposal or the Company Board shall have recommended to the Company Stockholders any Superior Proposal or, in either case, resolved by valid Company Board action to do so and (y) the Company first makes the payment of the Termination Fee as required by SECTION 6.4(B); provided, however that in order for the termination of this Agreement pursuant to this SECTION 8.1(C) to be deemed effective, the Company shall have complied with the provisions of SECTION 6.4(B) hereof in connection with such Superior Proposal;

        (d) By the Company, if the Offer has not been commenced by Parent or Buyer on or prior to five Business Days following the date of the initial public announcement of the Offer; provided, that the Company may not terminate this Agreement pursuant to this SECTION 8.1(D) if it is in material breach of this Agreement;

        (e) By the Company, if (i) any of the representations and warranties of Parent or Buyer set forth in this Agreement shall not be true and correct in all material respects as if such representations and warranties were made at the time of such determination (except as to any such representation and warranty which speaks as of a specific date, which must be untrue and incorrect as of such date) except where the failure to be so true and correct would not individually or in the aggregate, be reasonably likely to interfere with Parent's or Buyer's ability to consummate the Offer, the Merger or the other transactions contemplated by this Agreement, or (ii) if Parent or Buyer shall have failed to perform or comply in any material respect with its obligations, agreements and covenants under this Agreement, in each case which inaccuracy or failure to perform is not cured in all material respects within ten (10) Business Days following written notice from the Company of such Breach;

        (f) By Parent, if prior to the Changeover Time (i) the Company Board (A) withdraws, modifies or changes (including by amendment of the Schedule 14D-9) its recommendation of the Offer, this Agreement or the Merger in a manner adverse to Parent or shall have resolved pursuant to valid Company Board action to do any of the foregoing, (B) shall have recommended to the Company Stockholders any Acquisition Proposal or resolved by valid Company Board action to do so or (C) shall have failed to reaffirm publicly and unconditionally its recommendation to the Company Stockholders that they tender their Shares in the Offer, which public reaffirmation must be made within five days after Parent's reasonable written request to do so; or (ii) the Minimum Condition (as defined in Annex A) shall not have been satisfied by the Expiration Date and any "group" (as defined in Section 13(d)(3) of the Exchange Act) or Person (including the Company or any of its Affiliates), other than Parent or its Affiliates, shall have become then beneficial owner of more than 50% of the Shares; provided, however, the current ownership of Shares by the Company Stockholders who are party to the Stock Purchase Agreements shall not be deemed to trigger this clause.

        (g) By Parent, if prior to the Changeover Time, the Company shall have Breached any of its representations and warranties, which Breach shall have given rise to the failure of the condition set forth in clause (f) of Annex A hereto to be satisfied or the Company shall have failed to perform its covenants of other agreements contained in this Agreement which failure to perform would give rise to the failure of the condition set forth in clause (f) of Annex A to be satisfied, which in each case, Breach or failure to perform is not cured in all material respects within ten Business Days following receipt of written notice from Parent of such Breach.

        8.2 MANNER AND EFFECT OF TERMINATION

        (a) Termination shall be effected by the giving of written notice to that effect by the party seeking termination. If this Agreement is validly terminated and the transactions contemplated hereby are not consummated, this Agreement shall become null and void and of no further force and effect and no party shall be obligated to the others hereunder; PROVIDED, HOWEVER, that termination shall not affect: (i) the rights and remedies available to a party as a result of the Breach by the other party or parties hereunder, (ii) the provisions of SECTIONS 9.1, 9.8, AND 9.11 hereof, or (iii) the obligations of the Company pursuant to SECTION 8.3 below.

        8.3 Certain Payments Upon Termination

        (a) In the event that: (A) the Company terminates this Agreement under
SECTION 8.1(C) or (B) Parent terminates this Agreement under SECTION 8.1(F), the Company shall pay to Parent a termination fee of $4,830,000 (the "TERMINATION FEE").

        (b) All payments required to be made hereunder shall be made by wire transfer of immediately available funds within five (5) Business Days of the event giving rise to the payment of such Parent Expenses. Each of Parent and the Company acknowledges that the agreements contained in this SECTION 8.3 are an integral part of the transactions contemplated herein and that, without said agreements, neither Parent nor the Company would have entered into this Agreement; accordingly, if Company fails promptly to pay the Termination Fee due pursuant to this SECTION 8.3, and, in order to obtain such payment, Parent commences an Action that results in a judgment against the Company for failure to make such payments, the Company will pay Parent's reasonable expenses (including attorneys' fees and expenses) in connection with such Action, together with interest on the amounts due hereunder at the prime rate of Bank of America in effect on the date the payment was due determined by the court rendering such judgment.

                                   ARTICLE 9.
                                 MISCELLANEOUS

        9.1 Entire Agreement; Third Party Beneficiaries

        (a) This Agreement, together with the Exhibits, Annexes and Disclosure Letters hereto and the certificates, documents, instruments and writings that are contemplated by or referred to herein and delivered pursuant hereto, constitute the entire agreement and understanding of the Parties in respect of its subject matters and supersede all prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated herein it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement; and (b) except as provided in SECTION 6.8, are not intended to confer upon any other Person any rights or remedies hereunder.

        9.2 Successors

        All of the terms, agreements, covenants, representations, warranties, and conditions of this Agreement are binding upon, and inure to the benefit of and are Enforceable by, the Parties and their respective successors and permitted assigns.

        9.3 Assignments

        No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party.

        9.4 Notices

        All notices, requests, demands, claims and other communications hereunder will be in writing. Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient and such notice, request, demand, claim or other communication will be deemed given if delivered to the address set forth below using personal delivery, commercial courier, messenger service, telecopy (receipt confirmed), registered or certified mail (postage pre-paid, return receipt requested), but no such notice, request, demand, claim, or other communication will be deemed to have been duly given unless and until it actually is received by the intended recipient.

If to Parent and after Closing         EM Holdings, Inc.
to the  Acquired Entities:             7373 Hunt Avenue
                                       Garden Grove, CA  92841
                                       Attn: Lap Shun Hui
                                       Fax: (714) 892-0235

Copy to (which will not                Akin, Gump, Strauss, Hauer & Feld, L.L.P.
constitute notice):                    2029 Century Park East, Suite 2400
                                       Los Angeles, CA 90067
                                       Attn:  Murray Markiles, Esq.
                                       Fax: (310) 728-2233

If to Company and before Closing       eMachines, Inc.
to the Acquired Entities:              14350 Myford Road
                                       Irvine, CA 92606
                                       Attn: John Alpay
                                       Fax: (714) 508-1135

Copy to (which will not                Wilson Sonsini Goodrich & Rosati
constitute notice):                    A Professional Corporation
                                       650 Page Mill Road
                                       Palo Alto, California  95050
                                       Attn: John A. Fore, Esq.
                                       Fax: (650) 493-6811

                                       And

                                       Wilson Sonsini Goodrich & Rosati
                                       A Professional Corporation
                                       One Market
                                       Spear Tower, Suite 3300
                                       San Francisco, CA  94105
                                       Attn: Steve L. Camahort, Esq.
                                       Fax: (415) 957-2099

Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

        9.5 Specific Performance

        Each Party acknowledges and agrees that the other Parties would be damaged irreparably if any provision of this Agreement is not performed in accordance with its specific terms or is otherwise Breached. Accordingly, each Party agrees that the other Parties will be entitled to an injunction or injunctions to prevent Breaches of the provisions of this Agreement and to enforce specifically this Agreement and its terms and provisions in any Action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter, subject to SECTION 9.8, in addition to any other remedy to which they may be entitled, at Law or in equity.

        9.6 Counterparts

        This Agreement may be executed in two or more counterparts, each of which will be deemed an original and all of which together will constitute one and the same instrument.

        9.7 HEADINGS

        The article and section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

        9.8 Governing Law

        This Agreement and the performance of the transactions contemplated herein and obligations of the Parties hereunder will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of Law principles.

        9.9 Amendments and Waivers

        No amendment, modification, replacement, termination or cancellation of any provision of this Agreement will be valid, unless the same will be in writing and signed by Parent and the Company. No waiver by any Party of any default, misrepresentation, or Breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation, or Breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent such occurrence.

        9.10 Severability

        The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provisions.

        9.11 Expenses

        Except as otherwise expressly provided in this Agreement, each Party will bear its own costs and expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated herein including all fees and expenses of agents, representatives, financial advisors, legal counsel and accountants.

        9.12 Construction

        The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party because of the authorship of any provision of this Agreement. The word "including" means "including without limitation." Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires. The words "this Agreement," "herein," "hereof," "hereby," "hereunder," and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited.

        The Parties intend that each representation, warranty, and covenant contained herein will have independent significance. If any Party has Breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not Breached will not detract from or mitigate the fact that the party is in Breach of the first representation, warranty, or covenant.

        9.13 Non-Survival of Representations and Warranties

        None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement will survive the Effective Time and only the covenants that by their terms survive the Effective Time shall survive the Effective Time.

        9.14 SUBMISSION TO JURISDICTION

        All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware state or federal court sitting in Newcastle County. The Parties hereto hereby (a) submit to the exclusive jurisdiction of any state or federal court sitting in the Newcastle County for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the action is improper or that this Agreement or the transactions contemplated hereby may not be enforced in or by any of the above-named courts.

        9.15 BUYER COMPLIANCE

        Whenever this Agreement requires Buyer to take action, such requirement shall be deemed to include an undertaking on the part of the Parent to cause Buyer to take such action.

        IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

                                            EMACHINES, INC.


                                            By: /s/ WAYNE INOUYE
                                               --------------------------------
                                            Name:  WAYNE INOUYE
                                                 ------------------------------
                                            Title: PRESIDENT AND
                                                   CHIEF EXECUTIVE OFFICER
                                                  -----------------------------


                                            EM HOLDINGS, INC.


                                            By:    /S/ LAP SHUN HUI
                                               --------------------------------
                                            Name:  LAP SHUN HUI
                                                 ------------------------------
                                            Title: PRESIDENT
                                                   ----------------------------


                                            EMPIRE ACQUISITION CORP.


                                            By:    /S/ LAP SHUN HUI
                                               --------------------------------
                                            Name:  LAP SHUN HUI
                                                 ------------------------------
                                            Title: PRESIDENT
                                                   ----------------------------

                                     ANNEX A
                                OFFER CONDITIONS

        Capitalized terms used in this Annex A have the meanings set forth in the attached Agreement, except that the term "MERGER AGREEMENT" shall be deemed to refer to the attached Agreement.

        Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) Parent's rights to extend and amend the Offer at any time in its sole discretion (pursuant and subject to Section 2.1 of the provisions of the Merger Agreement), Buyer shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Parent's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may postpone the acceptance for payment of and payment for any tendered Shares, if as of the Expiration Date (i) a number of Shares which (when added to the number of shares purchasable by Buyer pursuant to the Stock Purchase Agreements) constitutes at least 90% of the Shares outstanding shall not have been validly tendered and not withdrawn prior to the expiration of the Offer (the "MINIMUM CONDITION"); (ii) the Parent and Buyer have not received and do not have available to them on the Funding Date, the proceeds of the Financing, including but not limited to funds sufficient to enable Buyer to
(x) finance the purchase of the Shares and other securities which the Buyer is agreeing to pay for and purchase pursuant to the Offer, the Buyer Option Agreement and the Stock Purchase Agreements; (y) pay the Per Share Amount pursuant to the Merger; and (z) pay the fees and expenses required to be paid by the Buyer in connection with the transactions contemplated by the Agreement, provided that the proceeds of the Financing will be considered "available" if the conditions to the financing commitment are satisfied (other than any conditions which Parent or Buyer can cause to be satisfied within five business days following their acceptance for payment of the Shares tendered in the Offer which conditions need not be satisfied in order for the proceeds of the Financing Agreement to be considered "available"); (iii) the waiting period under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer; (iv) the Board of Directors of the Company has not received a solvency opinion in substantially the same form and from the same investment bank as the solvency opinion delivered to the lender pursuant to the Financing, or (v) any of the following events shall have occurred and be continuing at the Expiration Date:

        (a) there shall have been any Action, Law or Order enacted or entered into, issued or instituted or promulgated, or Threatened by any Governmental Entity (i) challenging or seeking to make illegal, materially delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of, or payment for, any Shares by Buyer or any Affiliate of Buyer, or the consummation of any other transaction contemplated herein, or seeking to obtain damages that are material in relation to the Company and its Subsidiaries, taken as a whole, in connection with the Offer, the Merger or any transaction herein; (ii) seeking to prohibit or limit materially the ownership or operation by Parent, Buyer or any Acquired Entity of all or any material portion of the business or assets of the Company and Subsidiaries, taken as a whole, or to compel the Company, Parent or any of their respective Subsidiaries to dispose of or hold separate all or any portion of the business or assets of the Company, Parent or any of their respective Subsidiaries, as a result of the Offer, the Merger or any of the transactions contemplated herein; (iii) seeking to impose or confirm limitations on the ability of Parent or any Affiliate of Parent to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Parent pursuant to the Offer or otherwise on all matters properly presented to the Company Stockholders, including, without limitation, the approval and adoption of this Agreement and the Merger; (iv) seeking to require divestiture by Parent or any Affiliate of Parent of any Shares; or (v) which otherwise has a Material Adverse Effect on the Company;

        (b) there shall be any Law or Order enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, or any other action shall be taken by any Governmental Entity, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

        (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the NASDAQ SmallCap Market System, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) any limitation (whether or not mandatory) by any United States or foreign governmental authority on the extension of credit by banks or other financial institutions, or (iv) a change in general financial, bank or capital market conditions which Materially Adversely Affects the ability of financial institutions in the United States to extend credit;

        (d) except as disclosed in the Company Disclosure Letter, since the September 2001 Financial Statement there shall have occurred any Material Adverse Change (or any development that, insofar as reasonably can be foreseen, is reasonably likely to result in any Material Adverse Change) in the consolidated financial condition, businesses, or results of operations of the Acquired Entities, taken as a whole;

        (e) (i) it shall have been publicly disclosed that the beneficial ownership (determined for the purposes of this paragraph (e) as set forth in Rule 13d 3 promulgated under the Exchange Act) of 50% or more of the outstanding Shares has been acquired by any Person other than Parent and Buyer and except for any Person having such beneficial ownership as of the date of the Merger Agreement, (ii) the Board of Directors of the Company (A) withdraws, modifies or changes (including by amendment of the Schedule 14D-9) its recommendation of the Offer, this Agreement or the Merger in a manner adverse to Parent, (B) shall have recommended to the Stockholders of the Company any Acquisition Proposal, or
(C) shall have failed to reaffirm publicly and unconditionally its recommendation to the Company's Stockholders that they tender their Shares in the Offer, which public reaffirmation must be made within five days after Parent's written request to do so, (iii) a third party shall have entered into a definitive agreement or a written agreement in principle with the Company with respect to an Acquisition Proposal, or (iv) the Board of Directors of the Company or any committee thereof shall have resolved to do any of the foregoing;

        (f) (i) any of the representations and warranties of the Company set forth in SECTIONS 5.5 of the Merger Agreement shall not be true and correct in all material respects as if such representations and warranties were made at the Expiration Date (except as to any such representation or warranty that speaks as of a specific date, which must be untrue or incorrect as of such date); or (ii) any of the other representations and warranties of the Company set forth in the Merger Agreement, when read without any exception or qualification as to materiality or reference to Material Adverse Effect or Material Adverse Change, shall not be true and correct as if such representations and warranties were made at the time of such determination (except as to any such representation and warranty which speaks as of a specific date, which must be untrue or incorrect as of such date) except where the failure to be so true and correct would not individually or in the aggregate have a Material Adverse Effect on the Company;

        (g) the Company shall have failed to perform or comply in any material respect with its obligations, agreements and covenants under the Merger Agreement, which Breach has not been cured in all material respects within ten
(10) Business Days following receipt by the Company of written notice of such Breach; or

        (h) the Merger Agreement shall have been terminated in accordance with its terms.

        The foregoing conditions are for the benefit of Parent and Buyer and may be asserted by Parent or Buyer regardless of the circumstances giving rise to any such conditions, may be waived by Parent or Buyer, in whole or in part, in accordance with Section 2.1 of the Merger Agreement. The failure by Parent or Buyer at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

                                   EXHIBIT 5


                                    EXHIBIT A
                             BUYER OPTION AGREEMENT

     BUYER OPTION AGREEMENT, dated November 18, 2001 (this "AGREEMENT"), by and among EM HOLDINGS, INC., a Delaware corporation ("PARENT"), and Empire Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("BUYER"), and eMachines, Inc., a Delaware corporation (the "COMPANY").

                              W I T N E S S E T H:

     WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, Buyer and the Company are entering into an Agreement and Plan of Merger (as such agreement may hereafter be amended from time to time, the "MERGER AGREEMENT"; capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement), which provides, upon the terms and subject to the conditions thereof, for (i) the commencement by Buyer of a tender offer (the "OFFER") to purchase all of the issued and outstanding shares of the common stock, par value $.0000125, of the Company ("COMMON STOCK") at the applicable Offer Price, and (ii) the subsequent merger of Buyer into the Company (the "MERGER"); and

     WHEREAS, as a condition to the willingness of Parent and Buyer to enter into the Merger Agreement, Parent and Buyer have required that the Company agree, and in order to induce Parent and Buyer to enter into the Merger Agreement the Company has agreed, to grant Buyer an option to purchase Shares, upon the terms and subject to the conditions of this Agreement.

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and in the Merger Agreement, the parties hereto agree as follows:

                                   ARTICLE I

                             THE TOP-UP STOCK OPTION

     SECTION 1.1. GRANT OF TOP-UP STOCK OPTION. Subject to the terms and conditions set forth herein, the Company hereby grants to Buyer an option (the "TOP-UP STOCK OPTION") to purchase that number of Shares (the "TOP-UP OPTION SHARES") equal to the number of Shares that, when added to the number of Shares owned by Parent and Buyer and Shares that are purchasable immediately following the acceptance by the Buyer (or other Affiliate of Parent (including Lap Shun Hui ("LSH")) of the Shares tendered in the Offer pursuant to contractual arrangements entered into between LSH and other holders of Shares, at the time of exercise shall permit the Merger to be accomplished pursuant to Section 253 of the Delaware General Corporation Law assuming the issuance of the Top-Up Option Shares (the "SHORT FORM Condition") at a purchase price per Top-Up Option Share equal to the Offer

Price; PROVIDED, HOWEVER, that the Top-Up Stock Option shall not be exercisable if the number of Shares subject thereto exceeds the number of authorized Shares available for issuance.

     SECTION 1.2. EXERCISE OF TOP-UP STOCK OPTION.

     (a) Subject to the conditions set forth in Section 2.1 and any additional requirements of Law, the Top-Up Stock Option may be exercised by Buyer, in whole but not in part, at any one time after the occurrence of a Top-Up Exercise Event (as defined below) and prior to the Top-Up Termination Date (as defined below).

     (b) A "TOP-UP EXERCISE EVENT" shall occur for purposes of this Agreement on the Funding Date, provided that Buyer has acquired at least 80% of all the outstanding Shares pursuant to the Offer and the Stock Purchase Agreements.

     (c) The "TOP-UP TERMINATION DATE" shall occur for purposes of this Agreement upon the earliest to occur of: (i) the Effective Time; (ii) the date which is five (5) business days after the occurrence of Top-Up Exercise Event (or such later date on which the closing of a purchase may be consummated, as set forth in Section 3(d) below); and (iii) the termination of the Merger Agreement.

     (d) In the event Buyer wishes to exercise the Top-Up Stock Option, Buyer shall send to the Company a written notice (a "TOP-UP EXERCISE NOTICE," the date of which notice is referred to herein as the "TOP-UP NOTICE DATE") specifying the number of Top-Up Option Shares to be acquired and the aggregate purchase price therefor, the place for the closing of the purchase and sale of the Top-Up Option Shares pursuant to the Top-Up Stock Option (the "TOP-UP CLOSING") and a date not earlier than the Top-Up Notice Date and not later than ten (10) business days from the Top-Up Notice Date for the Top-Up Closing (the "TOP-UP CLOSING DATE"); PROVIDED, HOWEVER, that (i) if the Top-Up Closing cannot be consummated by reason of any applicable Laws or Orders, the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which such restriction on consummation has expired or been terminated and (ii) without limiting the foregoing, if prior notification to or approval of any Governmental Entity is required in connection with such purchase, Buyer and the Company shall promptly file the required notice or application for approval and shall cooperate in the expeditious filing of such notice or application, and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which, as the case may be, (A) any required notification period has expired or been terminated or (B) any required approval has been obtained, and in either event, any requisite waiting period has expired or been terminated.

                                   ARTICLE II

                                     CLOSING

     SECTION 2.1.

     (a) CONDITIONS TO CLOSING. The Top-Up Closing is subject to the following conditions:

     (i) All waiting periods, if any, under the HSR Act applicable to the issuance of the Top-Up Option Shares hereunder shall have expired or have been terminated; and

     (ii) There shall be no preliminary or permanent injunction or other final, non-appealable judgment by a court of competent jurisdiction preventing or prohibiting the exercise of the Top-Up Stock Option or the delivery of the Top-Up Option Shares in respect of such exercise.

     (b) LIMITATION. Notwithstanding the foregoing, the Top-Up Stock Option may only be exercised to the extent that such exercise would not violate any NASD rules then applicable to the Company.

     SECTION 2.2. CLOSING.

     (a) At the Top-Up Closing, (i) the Company shall deliver to Buyer a certificate or certificates evidencing the applicable number of Top-Up Option Shares (in the denominations specified in the Top-Up Exercise Notice), and (ii) Buyer shall purchase each Top-Up Option Share from the Company at the Top-Up Price. Payment by Buyer of the Top-Up Price for the Top-Up Option Shares shall be made by wire transfer of immediately available funds to an account designated by the Company (provided that the failure or refusal of the Company to designate such a bank account shall not preclude Buyer from exercising the Top-Up Option).

     (b) The Company shall pay all expenses, and any and all Federal, state and local taxes and other charges, that may be payable in connection with the preparation, issuance and delivery of stock certificates under this Section 2.2.

     (c) Certificates evidencing Top-Up Option Shares delivered hereunder may include legends legally required, including a legend in substantially the following form:

          THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

It is understood and agreed that the foregoing legend shall be removed by delivery of substitute certificate(s) without such legend upon the sale of the Top-Up Option Shares pursuant to a registered public offering or Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), or any other sale as a result of which such legend is no longer required.

     (d) Upon Buyer's delivery of the Top-Up Exercise Notice to the Company and the tender of the applicable purchase price, Buyer shall be deemed to be the holder of record of the Shares issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such Shares shall not then be actually delivered to Buyer.

                                  ARTICLE III

                           REPRESENTATIONS, WARRANTIES
                          AND COVENANTS OF THE COMPANY

     The Company hereby represents and warrants to Parent and Buyer (except as otherwise disclosed in writing on the date hereof) as follows:

     SECTION 3.1. ORGANIZATION. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

     SECTION 3.2. AUTHORITY RELATIVE TO THIS AGREEMENT. The Company has the requisite power and authority necessary to execute and deliver this Agreement and to perform and consummate the transactions contemplated hereunder. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Company Board, and no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement or the consummation of such transactions. This Agreement has been has been duly authorized, executed and delivered by, and assuming due authorization by Parent and Buyer, is enforceable against the Company, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditor rights and for general equitable principles.

     SECTION 3.3. AUTHORITY TO ISSUE SHARES. The Company has taken all necessary corporate action to authorize and reserve and permit it to issue, and at all times from the date hereof through the Top-Up Closing shall have reserved, all the Top-Up Option Shares issuable pursuant to this Agreement. All of the Shares issuable under the Top-Up Stock Option, upon their issuance and delivery in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, will be delivered free and clear of all Liens (other than this Agreement) and will not be subject to any preemptive rights.

                                  SECTION 3.4.

                   NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

     (a) The execution and delivery of this Agreement by the Company does not, and the performance by the Company of its obligations hereunder and the consummation of the transactions contemplated hereby will not, (i) conflict with or violate the certificate of incorporation or bylaws of the Company, (ii) assuming that all Consents and filings described in Section 3.3(b) have been obtained or made, conflict with or violate any Law applicable to the Company or by which any property or asset of the Company is bound or affected or (iii) result in any violation pursuant to any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation to which the Company is a party or by which the Company or its properties may be bound or affected.

     (b) No Consent of, or filing with, any Governmental Entity is required by the Company in connection with the execution and delivery of this Agreement, the performance by the Company of its obligations hereunder or the consummation by the Company of the transactions contemplated hereby, except for: (i) compliance with the HSR Act; and (ii) Consents or filings the failure of which to be obtained or made would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated hereby or the performance by the Company of any of its obligations hereunder.

     SECTION 3.5. COVENANTS OF THE COMPANY. In addition to its other agreements and covenants herein, the Company agrees:

     (a) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by the Company; and

     (b) promptly to take all action as may from time to time be required (including complying with all applicable notification, filing reporting and waiting period requirements under HSR or otherwise, and cooperating fully with Buyer in preparing any applications or notices and providing such information to any regulatory authority as it may require) in order to permit Buyer to exercise the Top-Up Option and the Company duly and effectively to issue Shares pursuant hereto.

                                   ARTICLE IV

               REPRESENTATIONS AND WARRANTIES OF PARENT AND BUYER

     Parent and Buyer hereby represent and warrant to the Company as follows:

     SECTION 4.1. ORGANIZATION. Each of Parent and Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

     SECTION 4.2. AUTHORITY RELATIVE TO THIS AGREEMENT. Each of Parent and Buyer has the requisite power and authority necessary to execute and deliver this Agreement and to perform and consummate the transactions contemplated hereunder. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by each of Parent and Buyer have been duly authorized by each of the Boards of Directors of Buyer and Parent and by the sole stockholder of Buyer, and no other corporate action on the part of Parent or Buyer is necessary to authorize the execution, delivery and performance of this Agreement or the consummation of such transactions by either of Parent or Buyer. This Agreement has been duly authorized, executed and delivered by, and assuming due authorization by the Company, is enforceable against each of Parent and Buyer, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditor rights, and for general equitable principles.

     SECTION 4.3. NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

     (a) The execution and delivery of this Agreement by Buyer and Parent do not, and the performance by Buyer and Parent of their obligations hereunder and the consummation of the transactions contemplated hereby will not, (i) conflict with or violate the certificate of incorporation or bylaws of Buyer or the certificate of incorporation and bylaws of Parent, (ii) assuming that all Consents and filings described in Section 4.2(b) have been obtained or made, materially conflict with or materially violate any Law applicable to Buyer or Parent or by which any property or asset of Buyer or Parent is bound or affected or (iii) result in any violation pursuant to, any material note, bond, mortgage, indenture, Contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Buyer or Parent is a party or by which Buyer or Parent or any of their respective properties may be bound or affected.

     (b) No Consent of, or filing with, any Governmental Entity is required by Buyer or Parent in connection with the execution and delivery of this Agreement, the performance by Buyer or Parent of any of its obligations hereunder or the consummation by Buyer or Parent of the transactions contemplated hereby, except for (i) compliance with the HSR Act and (ii) Consents or filings the failure of which to be obtained or made would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated hereby or the performance by Buyer or Parent of any of their respective obligations hereunder.

     SECTION 4.4. COVENANT OF THE BUYER. In addition to its other agreements and covenants herein, the Buyer agrees to promptly take all action as may from time to time be required (including complying with all applicable notification, filing reporting and waiting period requirements under HSR or otherwise, and cooperating fully with the Company in preparing any applications and notices and providing such information to any regulatory authority as it may require) in order to permit the Company to duly and effectively issue the Shares upon the exercise by the Buyer of the Top-Up Option pursuant hereto.

                                   ARTICLE V

                               COVENANTS OF BUYER

     SECTION 5.1. DISTRIBUTION. Buyer shall acquire the Top-Up Option Shares for investment purposes only (and only for the purpose of effecting a merger of Buyer with the Company pursuant to Section 253 of the Delaware General Corporation Law) and not with a view to any sale or distribution thereof in violation of the Securities Act.

                                   ARTICLE VI

                                  MISCELLANEOUS

     SECTION 6.1. AMENDMENTS AND WAIVERS. No amendment, modification, replacement, termination or cancellation of any provision of this Agreement will be valid, unless the same will be in writing and signed by Parent and the Company. No waiver by any party hereto of any default, misrepresentation, or breach of a warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation, or breach of a warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent such occurrence.

     SECTION 6.2. FEES AND EXPENSES. Except as otherwise provided in this Agreement or Section 8.3 of the Merger Agreement, each of Buyer, Parent and the Company will bear its own costs and expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereunder including all fees and expenses of agents, representatives, financial advisors, legal counsel and accountants.

     SECTION 6.3. NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing. Any of Buyer, Parent or the Company may send any notice, request, claim or other communication hereunder to the intended recipient at their addresses as specified in Section 9.4 of the Merger Agreement, and such notice, request, demand, claim or other communication will be deemed given if delivered to the address set forth below using personal delivery, commercial courier, messenger service, telecopy (receipt confirmed), registered or certified mail (postage pre-paid, return receipt requested), but no such notice, request, demand, claim or other communication will be deemed to have been duly given unless and until it actually is received by its intended recipient.

     SECTION 6.4. SEVERABILITY. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof. Each of Buyer, Parent and the Company agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provisions.

     SECTION 6.5. ASSIGNMENT, BINDING EFFECT; BENEFIT. None of Buyer, Parent or the Company may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written consent of the other parties hereto, except that Buyer may assign, in its discretion, any or all of its rights, interests and obligations hereunder to Parent or any direct or indirect subsidiary of Buyer, but no such assignment shall relieve Buyer of any of its obligations hereunder. Subject to the preceding sentence, all of the terms, agreements, covenants, representations, warranties and conditions of this Agreement are binding upon, and shall inure to the benefit of and are enforceable by, the parties hereto and their respective successors and permitted assigns. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

     SECTION 6.6. GOVERNING LAW. This Agreement and the performance of the transactions and obligations of each of Buyer, Parent and the Company hereunder will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law principles.

     SECTION 6.7. ENFORCEMENT. EACH OF BUYER, PARENT AND THE COMPANY ACKNOWLEDGES AND AGREES THAT THE OTHER PARTIES HERETO WOULD BE DAMAGED IRREPARABLE IF ANY PROVISION OF THIS AGREEMENT IS NOT PERFORMED IN ACCORDANCE WITH ITS SPECIFIC TERMS OR IS OTHERWISE BREACHED. ACCORDINGLY, EACH PARTY AGREES THAT THE OTHER PARTIES WILL BE ENTITLED TO AN INJUNCTION OR INJUNCTIONS TO PREVENT BREACHES OF THE PROVISIONS OF THIS AGREEMENT AND TO ENFORCE SPECIFICALLY THIS AGREEMENT AND ITS TERMS AND PROVISIONS IN ANY ACTION INSTITUTED IN ANY COURT OF THE UNITED STATES OR ANY STATE HEREOF HAVING JURISDICTION OVER THE PARTIES HERETO AND THE MATTER, SUBJECT TO SECTION 6.6, IN ADDITION TO ANY OTHER REMEDY TO WHICH THEY MAY BE ENTITLED, AT LAW OR IN EQUITY.

     SECTION 6.8. HEADINGS. The descriptive headings contained in this Agreement are included for convenience purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     SECTION 6.9. COUNTERPARTS. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, each of which will be deemed an original and all of which together will constitute one and the same instrument.

     SECTION 6.10. ENTIRE AGREEMENT. This Agreement and the Merger Agreement together with all exhibits, schedules and annexes thereto and the certificates, documents, instruments and writings that are contemplated by or referred to herein and therein, constitute the entire agreement and understanding of the parties hereto in respect of their subject matters, and supersede all prior agreements, understandings or representations by or among the parties, both written and oral, to the extent they relate in any way to the subject matter contemplated hereby and thereby.

     SECTION 6.11. .SURVIVAL OF REPRESENTATIONS AND WARRANTIES. None of the representations or warranties contained in this Agreement will survive the Top-Up Termination Date and only those covenants or obligations that by their terms survive the Top-Up Termination Date shall survive the Top-Up Termination Date.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, all as of the date first written above.

                                           EM HOLDINGS, INC.


                                           By:    /S/ LAP SHUN HUI
                                               --------------------------------
                                           Name:  LAP SHUN HUI
                                                -------------------------------
                                           Title: PRESIDENT
                                                 ------------------------------



                                           EMPIRE ACQUISITION CORP.


                                           By:    /S/ LAP SHUN HUI
                                               --------------------------------
                                           Name:  LAP SHUN HUI
                                                -------------------------------
                                           Title: PRESIDENT
                                                 ------------------------------



                                           EMACHINES, INC.


                                           By:    /S/ WAYNE INOUYE
                                               --------------------------------
                                           Name:  WAYNE INOUYE
                                                -------------------------------
                                           Title: PRESIDENT AND CHIEF
                                                  EXECUTIVE OFFICER
                                                 ------------------------------

                                   EXHIBIT 6


        UBS AG, Stamford Branch                  UBS WARBURG LLC
        677 Washington Boulevard                 1999 Avenue of the Stars
        Stamford, Connecticut  06901             Los Angeles, CA 90067



                                                             November 19, 2001


Empire Acquisition Corporation
EM Holdings, Inc.
7373 Hunt Avenue
Garden Grove, CA 92841
ATTN: Mr. Lap Shun Hui


                         LOAN FACILITY COMMITMENT LETTER


Ladies and Gentlemen:

        Empire Acquisition Corporation and EM Holdings, Inc., each a Delaware corporation (each a "BORROWER" and collectively, "YOU" or "BORROWERS"), have advised UBS AG, Stamford Branch ("UBS") and UBS Warburg LLC ("UBSW" and, together with UBS, "WE" or "US") that Borrowers propose to acquire by way of a cash tender offer (the "TENDER OFFER"), related purchases of shares and merger (the "ACQUISITION") all of the issued and outstanding shares of capital stock of eMachines, Inc., a Delaware corporation (the "TARGET").

        We also understand that Borrowers require a loan to fund the purchase of 100% of the common shares of the Target in amount not to exceed $145,000,000. Such loan facility (the "LOAN FACILITY"), as further described in the Summary of Principal Terms and Conditions attached hereto as ANNEX I (the "TERM SHEET"), is to be repaid in full upon the closing of the Acquisition.

        COMMITMENT.

        You have requested that UBS commit to provide the Loan Facility and that UBSW agree to structure and arrange the Loan Facility.

        UBS is pleased to advise you of its commitment to provide the entire amount of the Loan Facility to Borrowers upon the terms and subject to the conditions set forth or referred to in this letter and in the Term Sheet (collectively, this "COMMITMENT LETTER"). The commitment of UBS hereunder is subject to the negotiation, execution and delivery of definitive documentation (the "LOAN DOCUMENTATION") with respect to the Loan Facility satisfactory to UBS reflecting, among other things, the terms and conditions set forth in the Term Sheet and in the letter of even date herewith addressed to you providing, among other things, for certain fees relating to the Loan Facility (the "FEE LETTER"). You agree that the closing date of the Tender Offer and the concurrent closing of the Loan Facility

(the "CLOSING DATE") shall be a date mutually agreed upon between you and us, but in any event shall not occur until the terms and conditions hereof and in the Term Sheet have been satisfied or waived by us.

        INFORMATION.

        You hereby represent and covenant that (i) all information concerning Borrowers, Target, and their subsidiaries (the "INFORMATION") that has been or will be made available to UBS or UBSW by you or any of your representatives in connection with the transactions contemplated hereby, when taken as a whole, is or will be complete and correct in all material respects and does not or will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made. You agree to supplement the Information from time to time and agree to advise UBSW of all developments materially affecting Borrowers, Target, any of their subsidiaries or affiliates, the transactions contemplated hereby, or the accuracy of Information previously furnished to UBSW or UBS. You acknowledge that UBS and UBSW may share with any of their affiliates, and such affiliates may share with UBS and UBSW, any information related to Borrowers, Target, or any of their subsidiaries or affiliates (including in each case information relating to creditworthiness) and the transactions contemplated hereby.

        COMPENSATION.

        As consideration for UBS's commitments hereunder with respect to the Loan Facility, you agree, jointly and severally, to pay, or cause to be paid, to UBS the fees as set forth in the Term Sheet and the Fee Letter. Once paid, such fees shall not be refundable except as expressly provided in the Term Sheet.

        CONDITIONS.

        UBS's commitment hereunder with respect to the Bridge Facility and UBSW's agreement to perform the services described herein may be terminated by UBS if (i) the terms of Acquisition are changed from those described herein and in the Term Sheet in any respect determined by UBS to be material; (ii) any information submitted to UBS by or on behalf of Borrowers, Target or any of their subsidiaries or affiliates is inaccurate, incomplete or misleading in any respect determined by UBS to be material; (iii) the transactions contemplated hereby and the financing therefor (including borrowings under the Loan Facility) are not in full compliance with all applicable legal requirements, including Regulations T, U and X of the Board of Governors of the Federal Reserve System;
(iv) there shall be any pending or threatened litigation or other proceedings (private or governmental) that UBS determines could be materially adverse to Borrowers, Target and any of their subsidiaries or the transactions contemplated hereby, including the Acquisition; (v) any change occurs, or any additional information is disclosed to or discovered by UBS (including information contained in any review or report required to be provided to it in connection herewith) that UBS deems to be materially adverse in respect of the business, results of operations, condition (financial or otherwise), assets, liabilities or prospects of Borrowers, Target or any of their subsidiaries; (vi) any of the fees provided for by the Fee Letter are not paid when due; (vii) in the sole judgment of UBS, a material adverse change or material disruption has occurred in the financial, banking or capital markets generally or in the regulatory environment whether arising as a result of events or circumstances occurring or existing before or after the date of this Commitment Letter (including the markets for loans to or debt securities issued by companies similar to Borrowers and Target), that has had or could reasonably be expected to have a material adverse effect on the transactions contemplated hereby, including the Acquisition; and (viii) any covenant or agreement in this Commitment Letter or the Fee Letter is not complied with.

        INDEMNITY.

        By your acceptance below, each of you hereby agree, jointly and severally, to indemnify and hold harmless each of UBS, UBSW, and their respective affiliates (including controlling persons) and the directors, officers, employees, advisors and agents of the foregoing (each, an "INDEMNIFIED PERSON") from and against any and all losses, claims, costs, expenses, damages or liabilities (or actions or other proceedings commenced or threatened in respect thereof) that arise out of, result from or in any way relate to this Commitment Letter, the Term Sheet, the Fee Letter, the Loan Facility or any of the transactions contemplated hereby or the providing of the Loan Facility, and to reimburse each Indemnified Person upon its demand for any legal or other expenses incurred in connection with investigating, preparing to defend or defending against, or participating in, any such loss, claim, cost, expense, damage, liability or action or other proceeding (whether or not such Indemnified Person is a party to any action or proceeding), other than any of the foregoing of any Indemnified Person to the extent determined by a final judgment of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of such Indemnified Person. You shall not be liable for any settlement of any such proceeding effected without your written consent, but if settled with such consent or if there shall be the final judgment for the plaintiff, you shall indemnify the Indemnified Persons from and against any loss or liability by reason of such settlement or judgment subject to your rights in this paragraph to claim exemption from your indemnity obligations. You shall not, without the prior written consent of any Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which such Indemnified Person is or could have been a party and indemnity could have been sought hereunder by such Indemnified Person, unless such settlement includes an unconditional release of such Indemnified Person from all liability or claims that are the subject matter of such proceeding. None of UBS, UBSW, or any of their respective affiliates shall be responsible or liable to Borrowers, Target, or any of their subsidiaries, affiliates or stockholders or any other person or entity for any consequential damages which may be alleged as a result of this Commitment Letter, the Term Sheet, the Fee Letter the Loan Facility or the transactions contemplated hereby. In addition, you agree, jointly and severally, to reimburse each of UBS and UBSW from time to time upon demand for all reasonable out-of-pocket costs and expenses (including reasonable legal fees and expenses of UBS's and UBSW's counsel, appraisal, consulting and audit fees, and printing, reproduction, document delivery, travel, communication and publicity costs) incurred in connection with the execution of the Loan Facility, and the preparation, review, negotiation, execution and delivery of this Commitment Letter, the Term Sheet, the Fee Letter, the Loan Documentation and the administration, amendment, modification or waiver thereof (or any proposed amendment, modification or waiver), whether or not the Closing Date occurs or any Loan Documentation is executed and delivered or any extensions of credit are made under the Loan Facility.

        CONFIDENTIALITY.

        This Commitment Letter is furnished for your benefit, and may not be relied on by any other person or entity. This Commitment Letter is delivered to you upon the condition that neither the existence of this Commitment Letter, the Term Sheet, or the Fee Letter nor any of their contents shall be disclosed by you or any of your affiliates, directly or indirectly, to any other person, except that, after acceptance hereof by you, such existence and contents (other than the Fee Letter) may be disclosed (i) as may be compelled in a judicial or administrative proceeding or as otherwise required by law, and (ii) to your directors, officers, employees, advisors and agents, in each case on a confidential and "need-to-know" basis and only in connection with the transactions contemplated hereby. In addition, this Commitment Letter and the Term Sheet (but not the Fee Letter) may be disclosed to the Target and their respective directors, officers, employees, advisors and agents, in each case on a confidential and "need-to-know" basis and only in connection with the transactions contemplated hereby.

        OTHER SERVICES.

        You acknowledge and agree that UBS, UBSW and their affiliates may be requested to provide additional services with respect to Borrowers, Target, their affiliates, the Acquisition or other matters contemplated hereby. Any such services will be set out in and governed by separate agreements (containing terms relating to, among other things, services, fees and indemnification) in form and substance satisfactory to the party thereto, UBS and UBSW (or their affiliates). Nothing in this Commitment Letter is intended to obligate or commit UBS or UBSW or any of their affiliates to provide any services other than as set out herein.

        GOVERNING LAW, ETC.

        This Commitment Letter shall not be assignable by you without the prior written consent of UBS and UBSW, and any purported assignment without such consent shall be void. This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by UBS, UBSW and you. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart. Headings are for convenience only and have no legal or operative effect. This Commitment Letter is intended to be for the benefit of the parties hereto and is not intended to confer any benefits on, or create any rights in favor of, any person other than the parties hereto, and with respect to the indemnification provided under the heading "Indemnity", each Indemnified Person. THIS COMMITMENT LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF

THE STATE OF NEW YORK. Any right to trial by jury with respect to any claim or action arising out of this Commitment Letter is hereby waived. You hereby submit to the nonexclusive jurisdiction of the federal and New York State courts located in The City of New York (and appellate courts thereof) in connection with any dispute related to this Commitment Letter or any of the matters contemplated hereby, and agree that service of any process, summons, notice or document by registered mail addressed to you shall be effective service of process against you for any suit, action or proceeding relating to any such dispute. You irrevocably and unconditionally waive any objection to the laying of such venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction you are or may be subject by suit upon judgment.

        Please indicate your acceptance of the terms hereof and of the Term Sheet by returning to us executed counterparts of this Commitment Letter and the Fee Letter not later than 12:00 p.m., New York City time, on November 20, 2001. This Commitment Letter and the commitment of UBS hereunder and the agreement of UBSW to provide the services described herein are also conditioned upon your acceptance hereof and our receipt of executed counterparts hereof and thereof. Upon the earlier to occur of (A) the execution and delivery of the Loan Documentation by all of the parties thereto, or (B) December 31, 2001, if the Loan Documentation shall not have been executed and delivered by all such parties prior to that date, or (C) if earlier than (B), the date of termination of the Merger Agreement, this Commitment Letter and the commitment of UBS and UBSW hereunder and the agreement of UBSW to provide the services described herein shall automatically terminate unless the UBS and UBSW shall, in their discretion, agree to an extension. The compensation, expense reimbursement, confidentiality, indemnification and governing law and forum provisions hereof and in the Term Sheet and the Fee Letter shall survive termination of this Commitment Letter (or any portion hereof) or the commitments of UBS and UBSW hereunder.

        This Commitment Letter dated November 19, 2001 supercedes our previous Commitment Letters dated November 6, 2001 and November 18, 2001.

                            [SIGNATURE PAGE FOLLOWS]

        UBS and UBSW are pleased to have been given the opportunity to assist you in connection with the financing contemplated herein.

                                         Very truly yours,

                                         UBS AG, STAMFORD BRANCH


                                         By:  /S/ DAVID KELLY
                                             ----------------------------------
                                             Name:  DAVID KELLY
                                             Title: EXECUTIVE DIRECTOR
                                                    LEGAL AND EXTERNAL AFFAIRS


                                         By:
                                             ----------------------------------
                                             Name:
                                             Title:


                                         UBS WARBURG LLC


                                         By:  /S/ DAVID KELLY
                                             ----------------------------------
                                             Name:  DAVID KELLY
                                             Title: EXECUTIVE DIRECTOR
                                                    LEGAL AND EXTERNAL AFFAIRS


                                         By:  /S/ MICHAEL J. CONNOLLY
                                             ----------------------------------
                                             Name:  MICHAEL J. CONNOLLY
                                             Title: EXECUTIVE DIRECTOR



Accepted and agreed to as of
the date first written above:

EMPIRE ACQUISITION CORPORATION
EM HOLDINGS, INC.


By:   /S/ LAP SHUN HUI
    -------------------------------
        Name:  Lap Shun Hui
        Title: President

                    SUMMARY OF PRINCIPAL TERMS AND CONDITIONS

                          PROJECT EMPIRE LOAN FACILITY


BORROWERS:                  Empire Acquisition Corporation and EM Holdings,
                            Inc. (each a "BORROWER" and collectively the "BORROWERS").

ARRANGER:                   UBS Warburg LLC ("ARRANGER").

LENDER:                     UBS AG, Stamford Branch ("Lender").

TYPE AND PRINCIPAL
  AMOUNT OF FACILITY:       A non-revolving loan (the "LOAN FACILITY") in an
                            aggregate principal amount of $145.0 million.

CURRENCY:                   U.S. dollars.

PURPOSE: Proceeds of the Loan Facility will be used to finance Borrowers' purchase of at least 90% of the issued and outstanding common shares of eMachines, Inc. (the "Target") pursuant to a tender offer (the "Tender") or pursuant to related purchases and the balance of the issued and outstanding common shares in a subsequent merger of Borrowers with and into the Target (the "Merger").

PROPOSED CLOSING DATE:      Prior to January 31, 2002 (the "Closing Date").

MATURITY DATE:              Payable immediately upon closing of the Merger,
                            but in no event later than five days following the Closing Date.

AVAILABILITY:               Upon satisfaction or waiver of conditions
                            precedent to drawing to be specified in the Loan
                            Documentation, a single drawing may be made on the Closing Date for an amount up to the full amount available under the Loan Facility, net of fees and expenses due to Lender and Arranger as of such date.

FEES: A Commitment Fee, payable upon signing of the Commitment Letter as provided in the related Fee Letter, provided that if the Loan Facility does not close as a result of Lender's failure to make funds available for any reason other than a failure to satisfy the Conditions to Borrowing set forth below, the Commitment Fee shall be refunded to Borrowers. A Funding Fee, payable upon draw down of the Loan Facility, as provided in the related Fee Letter.

INTEREST:                   Interest will be payable at an annual rate equal
                            to 8.0% and will be calculated on the basis of the actual number of days elapsed in a year of 365 or 366 days.

DEFAULT INTEREST:           Upon the occurrence and during the continuance of
                            an event of default, interest will accrue on any amount payable under the Loan Facility at an annual rate of 12% and will be calculated on the basis of the actual number of days elapsed in a year of 365 or 366 days.

ESCROW ACCOUNT:             Concurrently with and as a condition to draw down
                            of the Loan Facility, Target will deposit in an escrow account (the "ESCROW ACCOUNT") sufficient funds (the "FUNDS") to repay the Loan Facility.
                            Provided conditions to distribution are met (such as funding by Lender of the Loan Facility), funds in the Escrow Account will be distributed to Lender immediately upon closing of the Merger to repay the Loan Facility.

CONDITIONS TO BORROWING:    Conditions precedent to borrowing under the Loan
                            Facility will include those set forth in the Commitment Letter and the following, all of which may be satisfied prior to, or contemporaneously with, borrowing:

                            1. The acceptance for tender of an amount of shares of Target in the tender offer that, when combined with the simultaneous purchase of shares of Target, results in the acquisition by Borrowers of an aggregate of at least 90% of the issued and outstanding shares of Target.

                            2.   The contribution as cash equity to the
                                 Borrowers of at least $21.1 million by
                                 Mr. John Hui.

                            3. The placement of the Funds in the Escrow Account to repay the Loan Facility and execution of the Escrow Agreement, satisfactory to Lender.

                            4. Receipt by Target of a solvency opinion (the "OPINION") from a nationally recognized investment banking firm (which may be any of Houlihan, Lokey, Credit Suisse First Boston, or any other mutually agreed upon firm) reasonably acceptable to Lender, opining to the solvency of Target at the time of the merger, which Opinion shall take into account the cash to be deposited in the Escrow Account, which will be used to repay the Loan Facility, potential exposure from contingent liabilities and projected future operation of the Target.

                            5.   Executed Certificate of Merger pursuant to
                                 Section 253 of the Delaware General
                                 Corporate Law delivered to third-party
                                 escrow account.

                            6.   In the reasonable determination of the Lender,

                                 the Target will not have undergone a material adverse change, or development that may lead to a material adverse change, to its business, results of operations, assets, liabilities, prospects or condition (financial or otherwise), including its capitalization and working capital, since September 30, 2001.

                            7. No material adverse change to the financial condition of Target from that set forth on Target's balance sheet dated as of September 29, 2001.

                            8.   No litigation by any entity (private or
                                 governmental) or injunction shall be
                                 pending or threatened (i) with respect to the Tender, the Merger or the Loan Facility and any other transaction contemplated hereby, or (ii) that Lender shall reasonably determine would be likely to have a material adverse effect on the business, results of operations, assets, liabilities, prospects or condition (financial or otherwise) of Borrowers, Target or their respective subsidiaries taken as a whole.

                            9. Execution and receipt of a written agreement by TriGem to waive and release any claim (including, without limitation, any claim relating to fraudulent transfer), against Borrowers or Lender relating to or arising out of the Tender, Merger or Loan Facility, including the repayment thereof out of funds in the Escrow Account, in a form satisfactory to Lender. Execution and receipt of a written agreement by Borrowers to waive and release any claim (including, without limitation, any claim relating to fraudulent transfer) against Lender relating to or arising out of the Tender, Merger or Loan Facility, including the repayment thereof out of funds in the Escrow Account, in a form satisfactory to Lender.

                            10.  Execution of the Loan Documentation,
                                 satisfactory to Lender.

                            11. Receipt of any third-party approvals/consents required under the Loan Facility, the tender offer, any stock purchases and the merger.

                            12. All costs, fees, expenses shall have been paid to the extent due.

REPRESENTATIONS AND
  WARRANTIES:               Representations and warranties of Borrowers,
                            Target, and their respective subsidiaries that are customary for loans of this type, including:
                            corporate existence; compliance with law;
                            corporate power and authority; enforceability of the Loan Documentation; no conflict with law or contractual obligations; financial statements;
                            absence of undisclosed liabilities; no material adverse change; no material litigation; no default; ownership of property; liens;
                            intellectual property; capitalization; regulatory and other approvals; taxes; Federal Reserve regulations; ERISA; Investment Company Act;
                            subsidiaries; environmental matters; solvency; and accuracy of disclosure.

                            The Borrowers will also represent and warrant that the Target has not undergone a material adverse change, or development that may lead to a material adverse change, to its business, results of operations, assets, liabilities, prospects or condition (financial or otherwise), including its capitalization and working capital, since September 30, 2001. In addition, the Borrowers will represent that, as of the Closing Date, the Target will have a minimum cash balance, minimum accounts payable, minimum inventories and maximum liabilities to be mutually agreed upon by the Borrowers and Lender.

AFFIRMATIVE COVENANTS:      Affirmative covenants customary for loans of this
                            type will apply to Borrowers, Target and their respective subsidiaries and will include:

                            Delivery of financial and other information, including: certified quarterly and audited annual financial statements, auditors' reports, reports to stockholders, notices of defaults, litigation and other material events, budgets and other information customarily supplied in a transaction of this type; payment of other obligations; continuation of business and maintenance of existence and material rights and privileges; compliance with all applicable laws, regulations, and orders (including environmental matters, taxation and ERISA, and material contractual obligations); maintenance of property and insurance; maintenance of books and records; and right of Lender to inspect property and books and records.

NEGATIVE COVENANTS:         Negative covenants customary to loans of this type
                            will apply to Borrowers, Target and their respective subsidiaries and will include the following:

                            1. No fundamental changes, including dispositions of assets, changes in ownership, and mergers and acquisitions (other than the Merger); provided, however, the Target will be permitted certain asset sales, other than those in the ordinary course of business, so long as (i) such sales are limited to the sale of the domain name dinnerandamovie.com,
                                 (ii) relate to a certain patent designated in the Disclosure Schedule and (iii) do not otherwise exceed $200,000 in the aggregate.

                            2. No dividends or other restricted payments, and no transactions with affiliates.

                            3.   No additional indebtedness (including
                                 guarantees or other contingent obligations);
                                 provided, however, the Target will be
                                 permitted to enter into letter of credit agreements, up to a maximum of $5.0 million, in connection with inventory purchases from Sampo and other similarly situated product vendors, provided that such funds are used only in the ordinary course for the purchase of such inventory.

                            4. No loans or investments, other than, with respect to Target, those existing on the Closing Date and set forth on a schedule to the Loan Documentation.

                            5. No capital expenditures; provided, however, that the Target will be permitted to make certain capital expenditures so long as they do not exceed $500,000 in the aggregate.

                            6. No liens or other encumbrances, other than, with respect to Target, those existing on the Closing Date and set forth on a schedule to the Loan Documentation.

                            7.   No sale-and-leaseback transactions or
                                 operating leases.

                            8. No optional payments or modifications of debt instruments or agreements.

                            9.   No new negative pledge clauses.

                            10. No changes in lines of business or local marketing and sales agreements.

                            11.  No modification of material documents
                                 (including charter documents of Borrowers,
                                 Target and their respective subsidiaries, exclusive of changes resulting from the merger) and no change in accounting policies without the consent of Lender.

EVENTS OF DEFAULT:          Standard for loans of this type and will include,
                            without limitation, nonpayment, misrepresentation, breach of covenant, cross defaults, and bankruptcy or insolvency subject to customary grace periods to be negotiated.

EXPENSES AND
  INDEMNIFICATION:          All reasonable out-of-pocket expenses (including
                            reasonable legal fees and expenses and expenses incurred in connection with due diligence and travel, courier, reproduction, printing and delivery expenses) of Lender, associated with the Loan Facility and with the preparation, execution and delivery, administration, amendment, waiver or modification (including proposed amendments, waivers or modifications) of the documentation contemplated hereby are to be paid by Borrowers.
                            In addition, all out-of-pocket expenses (including reasonable legal fees and expenses) of the Lender for workout proceedings, enforcement costs and documentary taxes associated with the Loan
                            Facility are to be paid by Borrowers.

                            Borrowers will indemnify the Lender and Arranger and their respective affiliates, and hold them harmless from and against all reasonable out-of-pocket costs, expenses (including reasonable legal fees and expenses) and liabilities arising out of or relating to the proposed transactions, and any actual or proposed use of the proceeds of any loan made under the Loan Facility; HOWEVER, no such person will be indemnified for costs, expenses or liabilities to the extent determined by a final judgment of a court of competent jurisdiction to have been incurred solely by reason of the gross negligence or willful misconduct of such person.

                            Borrowers will indemnify Lender and Arranger for withholding taxes imposed by any governmental authorities. Such indemnification shall consist of customary tax gross-up provisions.

GOVERNING LAW AND FORUM:    The laws of the State of New York. Each party to
                            the Loan Documentation will waive the right to trial by jury and will consent to jurisdiction of the state and federal courts located in The City of New York.

COUNSEL TO ARRANGER
  AND LENDER:               Sullivan & Cromwell.

                                   EXHIBIT 7

                                                             November __, 2001

EM Holdings, Inc.
7373 Hunt Avenue
Garden Grove, CA 92841

                        EQUITY FACILITY COMMITMENT LETTER

Ladies and Gentlemen:

As an inducement to EM Holdings, Inc. (the "Company") to enter into that certain Merger Agreement, dated as of November 19, 2001, between the Company and eMachines, Inc., I hereby commit to fund an equity contribution to the Company of $21,100,000.00, (including the $5,000,000 previously committed by me) in immediately available funds (the "Equity Contribution"). I have previously capitalized the Company with $5,000,000. The balance of the Equity Contribution is conditioned upon, and shall be funded simultaneous with, the Company's receipt of funding from UBS AG, Stamford Branch and UBS Warburg LLC of the financing commitment set forth in their commitment letter with the Company, dated as of the date hereof. I understand that eMachines, Inc., is relying upon this commitment as an inducement to it to enter into the Merger Agreement and agree that eMachines, Inc., is an intended third party beneficiary of this commitment letter.

                                            Very truly yours,

                                            LAP SHUN HUI


                                            By: /S/ LAP SHUN HUI
                                                -------------------------------
                                                Name:
                                                Title:


Accepted and agreed to as of
the date first written above:


EM HOLDINGS, INC.


By:  /S/ LAP SHUN HUI
   ---------------------------------
        Name:  Lap Shun Hui
Title:  President

                                    EXHIBIT 8

                             JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing of behalf of each of them of the Schedule 13D (and any further amendment filed by them) with respect to the common stock, par value $0.0000125 per share, of Empire.


                                                EMPIRE ACQUISITION CORP.


                                                /S/ LAP SHUN HUI
                                                -------------------------------
                                                By:  Lap Shun Hui
                                                Its:   President



                                                EM HOLDINGS, INC.


                                                /S/ LAP SHUN HUI
                                                -------------------------------
                                                By:  Lap Shun Hui
                                                Its:   President



                                                LAP SHUN HUI


                                                /S/ LAP SHUN HUI
                                                -------------------------------



                                                KDS USA, INC.


                                                /S/ LAP SHUN HUI
                                                -------------------------------
                                                By:  Lap Shun Hui
                                                Its:   Chief Executive Officer

Dated:  November 20, 2001